As filed with the Securities and Exchange Commission on March 16, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PRECISION OPTICS CORPORATION,
INC.
(Exact name of registrant as specified in its charter)

Massachusetts	3845	04-2795294
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

22 East Broadway
Gardner, MA 01440
(978) 630-1800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard E. Forkey
President and Chief Executive Officer
Precision Optics Corporation, Inc.
22 East Broadway
Gardner, MA 01440
(978) 630-1800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Patrick O’Brien
Ropes & Gray LLP
One International Place
Boston, MA 02110-2624
(617) 951-7000

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.     ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

CALCULATION OF REGISTRATION FEE

Title of shares to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (2)
Common Stock - $0.01 Par Value	10,000,000	$0.45	$4,500,000	$138
Common Stock - $0.01 Par Value - Shares Underlying Warrants	10,000,000	$0.45	$4,500,000	$138

Total				$276

(1)
The Registrant is hereby registering the disposition of 10,000,000 shares of its common stock and 10,000,000 shares of its common stock underlying warrants issued to the selling stockholders pursuant to the terms of the Purchase Agreement dated as of February 1, 2007.

(2)
In accordance with Rule 457(c), the price is estimated solely for purposes of calculating the registration fee and is based upon the average of the bid and asked price of the common stock as reported on the over-the-counter bulletin board on March 15, 2007.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 16, 2007.

PROSPECTUS

20,000,000 Shares

Precision Optics Corporation, Inc.

Common Stock

This prospectus relates to the disposition from time to time of up to 10,000,000 shares of our outstanding common stock and 10,000,000 shares of our common stock issuable upon the exercise of warrants that are held by certain stockholders named in this prospectus.

The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. We will not receive any of the proceeds from the sale of the shares. We will, however, receive the proceeds of any cash exercise of the warrants.

Our common stock is listed on the OTC Bulletin Board® under the ticker symbol “POCI.OB.”

An investment in the shares offered hereby involves a high degree of risk. See “ Risk Factors ” beginning on page 1 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ______, 2007.

THE COMPANY

We are a developer and manufacturer of advanced optical instruments. We design and produce high-quality medical instruments, optical thin film coatings, micro-optics with characteristic dimensions less than 1mm, and other advanced optical systems. Our medical instrumentation line includes laparoscopes, arthroscopes, video opthalmoscopes, endocouplers and a world-class product line of 3-D endoscopes for use in minimally invasive surgical procedures.

We were incorporated in the Commonwealth of Massachusetts, and our principal executive offices are located at 22 East Broadway, Gardner, Massachusetts and our phone number is (978) 630-1800. Precision Optics Corporation, Inc. is referred to throughout this prospectus as “Precision Optics,” the “Company,” “we” or “us.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. The following risk factors should be considered carefully before you decide to buy our common stock. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Common Stock

Trading in Our Common Stock is Limited and the Price of Our Common Stock May be Subject to Substantial Volatility.

Our common stock was delisted from the NASDAQ Capital Market at the opening of business on December 27, 2005, and is now traded on the OTC Bulletin Board® (the “OTCBB”) under the ticker symbol “POCI.OB,” where we expect our common stock to remain for the near future. Broker-dealers often decline to trade in OTCBB stocks given the market for such securities are often limited, the stocks are more volatile, and the risk to investors is greater. These factors may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of their shares. This could cause our stock price to decline.

Additionally, the price of our common stock may be volatile as a result of a number of factors, including, but not limited to, the following:

•	our ability to successfully conceive and to develop new products and services to enhance the performance characteristics and methods of manufacture of existing products;

•	our ability to retain existing customers and customers’ continued demand for our products and services;

•	the timing of our research and development expenditures and of new product introductions;

•	the timing and level of acceptance of new products or enhanced versions of our existing products; and

•	price and volume fluctuations in the stock market at large which do not relate to our operating performance.

We are Contractually Obligated to Issue Shares in the Future, Diluting your Interest in Us.

As of February 1, 2007, there were approximately 2,532,583 shares of common stock issuable upon exercise of stock options outstanding, at a weighted average exercise price of $0.63 per share. An additional 3,457,438 shares of common stock are reserved for issuance under our 2006 Equity Incentive Plan as of February 1, 2007. Also outstanding as of February 1, 2007 are warrants for the issuance of an additional 10,000,000 shares of common stock. Moreover, we expect to issue additional options to purchase shares of our common stock to compensate employees, consultants and directors, and may issue additional shares to raise capital. Any such issuances will have the effect of further diluting the interest of the holders of our securities.

Risks Related to Our Company

Our Quarterly Financial Results Depend on a Large Number of Factors and Therefore May Vary Quarter to Quarter - As a Result, We Cannot Predict with a High Degree of Certainty Our Operating Results in Any Particular Fiscal Quarter.

Our quarterly operating results may vary significantly depending upon factors such as:

•	the timing of completion of significant orders

•	the timing and amount of our research and development expenditures

•	the costs of initial product production in connection with new products

•	the timing of new product introductions -- both by us and by our competitors

•	the timing and level of market acceptance of new products or enhanced versions of our existing products

•	our ability to retain existing customers and customers’ continued demand for our products and services

•	our customers’ inventory levels, and levels of demand for our customers’ products and services

•	competitive pricing pressures

We cannot be certain whether we will be able to grow or sustain revenues or achieve or maintain profitability on a quarterly or annual basis or that levels of revenue and/or profitability may not vary from one such period to another.

We Rely on a Small Number of Customers and Cannot Be Certain They Will Consistently Purchase Our Products in the Future.

In the fiscal year ended June 30, 2006, our three largest customers represented approximately 18%, 15%, and 15% respectively, of our total revenues. In the fiscal year ended June 30, 2005, our two largest customers represented approximately 20% and 12%, respectively, of our total revenues. In the six month period ended December 31, 2006, our two largest customers represented approximately 29% and 15%, respectively, of our total revenues. No other customer accounted for more than 10% of our revenues during those periods.

In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. We cannot be certain that such customers will consistently purchase our products at any particular rate over any subsequent period.

We Rely Heavily Upon the Talents of Our Chief Executive Officer and Chief Scientific Officer, the Loss of Whom Could Severely Damage Our Business.

Our performance depends to a large extent on a small number of key scientific, technical, managerial, and marketing personnel. In particular, we believe our success is highly dependent upon the services and reputation of our Chief Executive Officer, Mr. Richard E. Forkey. The loss of Mr. Forkey’s services could severely damage our business.

Additionally, Dr. Joseph N. Forkey was appointed our Executive Vice President and Chief Scientific Officer in April 2006. Dr. Forkey’s appointment has provided us with significant additional capabilities in optical instrument development, in management of new technology and in potentially significant longer-term initiatives in Biophysics and Biomedical instrumentation, as well as new photonics-based market opportunities. The loss of Dr. Forkey’s scientific contributions could severely damage our business.

We Must Continue to Be Able to Attract Employees With the Scientific and Technical Skills That Our Business Requires - If We Are Unable to Attract and Retain Such Individuals, Our Business Could Be Severely Damaged.

Our ability to attract employees with a high degree of scientific and technical talent is crucial to the success of our business. There is intense competition for the services of such persons, and we cannot guarantee that we will be able to attract and retain individuals possessing the necessary qualifications.

Risks Related to Our Company

The Interests of Our Largest Stockholders May Conflict With Our Interests and the Interests of Our Other Stockholders.

Entities affiliated with Special Situations Funds, AIGH Investment Partners, LLC and Joel R. Pitlor own approximately 47.1%, 12.5% and 11.2%, respectively, of our outstanding common stock on a fully diluted basis. As a result, if these stockholders choose to act in concert, they could exercise control over many matters requiring approval by our shareholders. As a result, they may be able to:

•	Control the composition of our board of directors.
•	Determine the outcome of significant corporate transactions, including changes in control that may be beneficial to shareholders.
•	Act in each of their own interests, which may conflict, or be different from, the interests of each other or the interests of other shareholders.

We Have a Number of Large, Well-Financed Competitors Who Have Research and Marketing Capabilities That Are Superior to Ours.

The industries in which we compete are highly competitive. Many of our existing and potential competitors have greater financial resources and manufacturing capabilities, more established and larger marketing and sales organizations and larger technical staffs than we have. Other companies, some with greater experience in the telecommunications, optics, semiconductor or medical products industries, are seeking to produce products and services that compete with our products and services.

We Are Subject to a High Degree of Regulatory Oversight - We Cannot Be Certain That We Will Continue to Receive the Necessary Regulatory Approvals.

The FDA has allowed us to market the medical products we currently sell in the United States. However, prior FDA approval may be required before we can market additional medical products that we may develop in the future. We may also seek to sell current or future medical products in a manner that requires us to obtain FDA permission to market such products. We may also require the regulatory approval or license of other federal, state or local agencies or comparable agencies in other countries.

We cannot be certain that we will continue to receive the FDA’s permission to market our current products or obtain the necessary regulatory permission, approvals or licenses for the marketing of any of our future products. Also, we cannot predict the impact on our business of FDA regulations or determinations arising from future legislation or administrative action.

We Face Risks Inherent in Product Development and Production Under Fixed Price Purchase Orders - We Cannot Be Sure That These Purchase Orders Will Be Profitable over Time.

A portion of our business has been devoted to research, development and production under fixed price purchase orders. For our purposes, a fixed price purchase order is any purchase order under which we will provide products or services for a fixed price over an extended period of time (usually six months or longer). In our 2006 and 2005 fiscal years, fixed price purchase orders represented approximately 26% and 17%, respectively, of our total revenues. We expect that revenues from fixed price purchase orders will continue to represent a significant portion of our total revenues in future fiscal years.

Because they involve performance over time, we cannot predict with certainty the expenses involved in meeting our obligations under fixed price purchase orders. Therefore, we can never be sure at the time we enter into any single fixed price purchase order that such purchase order will be profitable for us.

Third Parties May Infringe on Our Patents - As a Result, We Could Incur Significant Expense in Protecting Our Patents or Not Have Sufficient Resources to Protect Them.

We hold a number of patents that are important to our business. Although we are not currently aware of any past or present infringements of our patents, we plan to protect these patents from infringement and obtain additional patents whenever feasible. To this end, we have obtained confidentiality agreements from our employees and consultants and others who have access to the design of our products and other proprietary information. Protecting and obtaining patents, however, is both time consuming and expensive. We therefore may not have the resources necessary to assert all potential patent infringement claims or pursue all patents that might be available to us.

Third Parties May Claim that We Have Infringed on Their Patents - As a Result, We Could Be Prohibited from Using All or Part of Any Technology Used in Our Products.

Should third parties claim a proprietary right to all or part of any technology that we use in our products, such a claim, regardless of its merit, could involve us in costly litigation. If successful, such a claim could also result in us being unable to freely to use the technology that was the subject of the claim, or sell products embodying such technology.

We Depend on the Availability of Certain Key Supplies and Services That Are Available From Only a Few Sources - If We Experience Difficulty with a Supplier, We May Have Difficulty Finding Alternative Sources of Supply.

Certain key supplies used in our products, particularly precision grade optical glass, are available from only a few sources, each of which is located outside the United States. Also, outside vendors grind and polish certain of our lenses and other optical components, such as prisms and windows. Based upon our ordering experience to date, we believe the materials and services required for the production of our products are currently available in sufficient quantities. Our requirements are small relative to the total supply, and we are not currently encountering problems with availability. However, this does not mean that we will continue to have timely access to adequate supplies of essential materials and services in the future or that supplies of these materials and services will be available on satisfactory terms when the need arises. Our business could be severely damaged if we become unable to procure essential materials and services in adequate quantities and at acceptable prices.

From time to time, certain of our products may be produced for us by subcontractors, and our business is subject to the risk that these subcontractors fail to make timely delivery. Our products and services are also from time to time used as components of the products and services of other manufacturers. We are therefore subject to the risk that manufacturers that integrate our products or services into their own products or services are unable to acquire essential supplies and services from third parties in a timely fashion.

Our Customers May Claim that the Products We Sold Them Were Defective - If Our Insurance Is Not Sufficient to Cover a Claim, We Would Be Liable for the Excess.

Like any manufacturer, we are and always have been exposed to liability claims resulting from the use of our products. We maintain product liability insurance to cover us in the event of liability claims, and no such claims have been asserted or threatened against us to date. However, we cannot be certain that our insurance will be sufficient to cover all possible future product liabilities.

We Would Be Liable If Our Business Operations Harmed the Environment - Failure to Maintain Compliance with Environmental Laws Could Severely Damage Our Business.

Our operations are subject to a variety of federal, state and local laws and regulations relating to the protection of the environment. From time to time, we use hazardous materials in our operations. Although we believe that we are in compliance with all applicable environmental laws and regulations, our business could be severely damaged by any failure to maintain such compliance.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

When used in this discussion, the words “believes,” “anticipates,” “intends to,” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. These risks and uncertainties, many of which are not within our control, include, but are not limited to, the uncertainty and timing of the successful development of our new products; decisions by customers to place orders for our products; the risks associated with reliance on a few key customers; our ability to attract and retain personnel with the necessary scientific and technical skills; the timing and completion of significant orders; the timing and amount of our research and development expenditures; the timing and level of market acceptance of customers’ products for which we supply components; performance of our vendors; our ability to control costs associated with performance under fixed price contracts; and the continued availability of essential supplies, materials and services. We caution investors not to place undue reliance on these forward looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the result of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

The net proceeds from the disposition of the shares covered hereby will be received by the selling stockholders or their transferees. We will not receive any proceeds from the disposition of the shares by the selling stockholders or their transferees.

DETERMINATION OF OFFERING PRICE

The prices at which the shares of common stock covered by this prospectus may actually be disposed may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
SELLING STOCKHOLDERS

We issued 10,000,000 shares of common stock and warrants to purchase 10,000,000 shares of common stock on February 1, 2007 to certain stockholders set forth below (the “Private Placement”). The warrants are immediately exercisable at $0.32 per share and expire on February 1, 2012. Pursuant to a registration rights agreement entered into in connection with the Private Placement among us and the selling stockholders, we agreed to file a registration statement of which this prospectus is a part with the Securities and Exchange Commission (the “Commission” or the “SEC”) to register the disposition of the shares of our common stock we issued to those stockholders and the shares of common stock issuable upon exercise of the warrants and to keep the registration statement effective until the earlier of (i) such time as all of the shares covered by this prospectus have been sold or (ii) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act of 1933 (the “Securities Act”).

     The following table sets forth: (1) the name of each of the selling stockholders; (2) the number of shares of our common stock owned by each such selling stockholder prior to this offering; (3) the number of shares of our common stock covered by this prospectus; (4) the number of shares of our common stock owned upon completion of this offering, and (5) the percentage (if one percent or more) of common stock owned by each such selling stockholder after this offering, assuming all of the shares covered hereby are sold. The selling stockholders may decide to sell all, some, or none of the shares of common stock covered hereby. Accordingly, we cannot provide any estimate of the number of shares of our common stock that any of the selling stockholders will hold once the offering is complete.

Name	Common Stock Owned Prior to the Offering	Common Stock Being Offered Pursuant to this Prospectus*	Number of Shares of Common Stock Owned Upon Completion of this Offering	Percentage of Shares of Common Stock Owned Upon Completion of this Offering
Special Situations Fund III QP, L.P. (a)	9,192,456	8,000,000	1,192,456 (c)	(c)
Special Situations Private Equity Fund, L.P. (a)	8,000,000	8,000,000	--	--
Arnold Schumsky	1,527,395	1,200,000	327,395 (c)	(c)
LaPlace Group LLC	800,000	800,000	--	--
Joel Pitlor (b)	4,214,419	2,000,000	2,214,419 (c)	(c)

*	Includes shares of common stock and shares underlying outstanding warrants
(a)
MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the investment advisor to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above. Mr. Marxe served as a director of the Company until April 8, 2004.

(b)	Mr. Pitlor is a director of the Company.
(c)
Represents shares held by such selling stockholder prior to the Private Placement that are not being registered hereunder. We cannot provide any estimate of the number, or percentage, of shares of our common stock such selling stockholder will hold following the offering.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

- broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

- a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

   Ropes & Gray LLP, Boston, Massachusetts, will pass upon certain legal matters related to the shares offered by this prospectus.

DIRECTORS AND EXECUTIVE OFFICERS

The names, ages, principal occupations for at least the last five years, and certain other information regarding our directors, as of February 1, 2007 are as follows:

Name	Age	Director Since	Director Class	Principal Occupation; Directorships of Other Public Companies

Richard E. Forkey	66	1982	Class I	President, Chief Executive Officer, Treasurer and a director of the Company since founding the Company in 1982; Clerk of the Company from May 1983 to June 1990.

Edward A. Benjamin	68	1990	Class I
Clerk of the Company from June 1990 to January 1998. Mr. Benjamin is a Trustee of the IXIS Advisor Funds, AEW Real Estate Income Fund, and Loomis Sayles Funds and a Director of Coal, Energy Investments & Management, LLC. Mr. Benjamin was a partner in the law firm of Ropes & Gray LLP, Boston, Massachusetts, from 1969 to 1998.

Joseph N. Forkey (1)	39	2006	Class III
Executive Vice President and Chief Scientific Officer of the Company since April 2006; Chief Scientist of the Company from September 2003 to April 2006. Prior to joining the Company, Dr. Forkey spent seven years at the University of Pennsylvania Medical School as a postdoctoral fellow and research staff member.

Donald A. Major (2)	45	2005	Class II
Since October 2006, Mr. Major has served as Vice President of Corporate Development of Advanced Duplication Services LLC. From 2002 to October 2006, Mr. Major was Vice President and Chief Financial Officer of Digital Excellence, LLC. From 1999 to 2001 Mr. Major served as Chief Financial Officer and Clerk for Uroplasty, Inc.

Richard Miles	63	2005	Class III
Since 1972, Professor Miles has been a member of the faculty at Princeton University, and serves as the Director of the Applied Physics Group in Princeton University’s Mechanical and Aerospace Engineering Department.

Joel R. Pitlor	68	1990	Class II
Since 1979, Mr. Pitlor has been President of J.R. Pitlor, a management consulting firm that provides strategic business planning, which Mr. Pitlor founded. Mr. Pitlor has provided business planning consultation to the Company since 1983.

______________________

 (1) Son of Richard E. Forkey

(2) Audit Committee Financial Expert

Our executive officers as of February 1, 2007 are as follows:

Name	Age	Offices

Richard E. Forkey	66	President, Chief Executive Officer and Treasurer

Michael T. Pieniazek	48	Vice President, Chief Financial Officer and Clerk

Joseph N. Forkey	39	Executive Vice President and Chief Scientific Officer

Since September 2006, Mr. Pieniazek has served as Vice President, Chief Financial Officer and Clerk of the Company. From January 2006 to November 2006, Mr. Pieniazek was President and Chief Financial Officer of MIP Solutions, Inc. From September 2001 to December 2005, Mr. Pieniazek was President and Chief Financial Officer of Uromedical Diagnostic, Inc.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding our common stock owned as of the close of business on February 28, 2007, by the following persons: (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each of our directors who beneficially owns our common stock, (iii) each of our named executive officers who beneficially own our common stock and (iv) all executive officers and directors, as a group, who beneficially own our common stock. The information on beneficial ownership in the table and footnotes thereto is based upon data furnished to us by, or on behalf of, the persons listed in the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)

AIGH Investment Partners, LLC 6006 Berkeley Avenue, Baltimore, MD 21209	4,755,200	18.7%

Austin W. Marxe and David M. Greenhouse c/o Special Situations Funds 527 Madison Avenue, Suite 2600, New York, NY 10022	17,886,887 (3)	53.5%

Arnold Schumsky 145 East 27th Street New York, New York 10016	1,527,395 (4)	5.9%

Directors and Named Executive Officers

Edward A. Benjamin* c/o Precision Optics Corporation, Inc. 22 East Broadway, Gardner, MA 01440	54,440 (5)	**

Joseph N. Forkey* c/o Precision Optics Corporation, Inc. 22 East Broadway, Gardner, MA 01440	265,360 (6)	1.0%

Richard E. Forkey* c/o Precision Optics Corporation, Inc. 22 East Broadway, Gardner, MA 01440	520,858 (7)	2.0%

Donald A. Major* c/o Precision Optics Corporation, Inc. 22 East Broadway, Gardner, MA 01440	130,000 (8)	**

Richard Miles* c/o Precision Optics Corporation, Inc. 22 East Broadway, Gardner, MA 01440	120,000 (9)	**

Joel R. Pitlor* 237 Moody Street, Waltham, MA 02453	4,243,797 (10)	16.0%

Michael T. Pieniazek c/o Precision Optics Corporation, Inc. 22 East Broadway, Gardner, MA 01440	20,835 (11)	**

All executive officers and directors as a group, including those named above (7 persons)	5,355,290 (12)	19.8%

* Director
** The percentage of shares beneficially owned by such person does not exceed one percent of our common stock.

(1)
Represents shares with respect to which each beneficial owner listed has or will have, upon acquisition of such shares upon exercise or conversion of options, warrants, conversion privileges or other rights exercisable within sixty days, sole voting and investment power.

(2)
Percentages are calculated on the basis of the amount of outstanding common stock plus, for each person or group, any securities that such person or group has the right to acquire within sixty days pursuant to options, warrants, conversion privileges or other rights.

(3)
Holdings as of February 28, 2007 as reported on Schedule 13D filed with the SEC on March 12, 2007 by Messrs. Marxe and Greenhouse. Represents (i) 27,415 shares of common stock owned of record by Special Situations Cayman Fund, L.P. (“SSCF”), (ii) 104,522 shares of common stock owned of record by Special Situations Fund III, L.P. (“SSF III”), (iii) 5,192,456 shares of common stock owned of record by Special Situations Fund III QP, L.P.(“SSF III QP”), (iv) 4,000,000 shares that may be acquired under an outstanding warrant held by SSF III QP, which is immediately exercisable, (v) 4,000,000 shares of Common Stock owned of record by Special Situations Private Equity Fund, L.P. (“SSPEF”), (vi) 4,000,000 shares that may be acquired under an outstanding warrant held by SSPEF, which is immediately exercisable, and (vii) 557,490 shares of common stock owned by Special Situations Technology Fund II, L.P. (“SSTF II”). SSCF, SSF III, SSF III QP, SSPEF and SSTF II are affiliated funds. MGP is the general partner of the SSF III QP and the general partner of and investment adviser to SSF III. AWM is the general partner of MGP, the general partner of and investment adviser to SSFCF and the investment adviser to SSF III QP, SSCF, SSFTF II and SSPEF. Messrs. Marxe and Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above. Also includes 5,004 shares that may be acquired by Mr. Marxe within sixty days upon the exercise of outstanding stock options.

(4)	Includes 600,000 shares that may be acquired upon exercise of an outstanding warrant, which is immediately exercisable.

(5)	Includes 34,171 shares which may be acquired within sixty days upon the exercise of outstanding stock options.

(6)
Represents 253,170 shares which may be acquired within sixty days upon the exercise of outstanding stock options and 12,190 shares owned by Dr. Forkey and his wife, Heather C. Forkey, with whom he shares voting and investment power.

(7)	Includes 205,480 shares which may be acquired within sixty days upon the exercise of outstanding stock options.

(8)	Includes 30,000 shares which may be acquired within sixty days upon the exercise of outstanding stock options.

(9)	Includes 20,000 shares which may be acquired within sixty days upon the exercise of outstanding stock options.

(10)
Includes 29,378 shares which may be acquired within sixty days upon the exercise of outstanding stock options, and 1,000,000 shares that may be acquired upon exercise of an outstanding warrant, which is immediately exercisable.

(11)	Represents 20,835 shares which may be acquired within sixty days upon the exercise of outstanding stock options.

(12)
Includes 593,034 shares which may be acquired within sixty days upon the exercise of outstanding stock options and 1,000,000 shares that may be acquired upon exercise of an outstanding warrant, which is immediately exercisable.

DESCRIPTION OF SECURITIES

The following description of our capital stock and provisions of our articles of organization and bylaws, each as amended, is only a summary. You should also refer to our articles of organization, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part, and our bylaws, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share. As of February 1, 2007, there were 25,458,212 shares of common stock issued and outstanding.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock have no rights under our articles of organization or our by-laws regarding dividends unless and until dividends are declared by the board of directors, nor do they have any rights under our articles of organization or our by-laws regarding preemption rights. The outstanding shares of common stock are fully paid and non-assessable.

EXPERTS

Our consolidated financial statements for the years ended June 30, 2006 and 2005 have been audited by Vitale, Caturano & Company, Ltd., independent registered public accountants, as set forth in their report, and are included in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We are organized under the laws of The Commonwealth of Massachusetts. The Massachusetts Business Corporation Law provides that indemnification of directors, officers, employees, and other agents of another organization, or who serve at its request in any capacity with respect to any employee benefit plan, may be provided by the corporation to whatever extent specified in its charter documents or votes adopted by its shareholders, except that no indemnification may be provided for any person with respect to any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation. Under Massachusetts law, a corporation can purchase and maintain insurance on behalf of any person against any liability incurred as a director, officer, employee, agent, or person serving at the request of the corporation as a director, officer, employee, or other agent of another organization or with respect to any employee benefit plan, in his capacity as such, whether or not the corporation would have power to itself indemnify him against such liability.

Our Restated Articles of Organization, as amended to date, provide that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Massachusetts Business Corporation Law as in effect at the time such liability is determined. The By-Laws provide that we shall indemnify our directors and officers to the full extent permitted by the laws of The Commonwealth of Massachusetts. In addition, the Company holds a Directors and Officer Liability and Corporate Indemnification Policy.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

BUSINESS DEVELOPMENT

We were incorporated in Massachusetts in 1982 and have been publicly owned since November 1990.   References to “we,” “us” or the “Company” contained herein include our two wholly-owned subsidiaries, except where the context otherwise requires.

BUSINESS OF ISSUER

We are a developer and manufacturer of advanced optical instruments since 1982. We design and produce high-quality medical instruments, optical thin film coatings, micro-optics with characteristic dimensions less than 1 mm, and other advanced optical systems. Our medical instrumentation line includes laparoscopes, arthroscopes and endocouplers and a line of world-class 3-D endoscopes for use in minimally invasive surgical procedures. We are registered to the ISO 9001:2000, ISO 13485:2003, and CMDCAS Quality Standards, and comply with the FDA Good Manufacturing Practices and the European Union Medical Device Directive for CE Marking of our medical products. Our internet website is www.poci.com.

Principal Products and Services and Methods of Distribution.

Medical Products. Our medical products include endoscopes, as well as image couplers, beamsplitters and adapters, all of which are used as accessories to endoscopes. Since January 1991, we have developed and sold endoscopes incorporating various optical technologies for use in a variety of minimally invasive surgical and diagnostic procedures. Our current line of specialized endoscopes include arthroscopes (which are used in joint surgery), laryngoscopes (which are used in the diagnosis of diseases of the larynx), laparoscopes (which are used in abdominal surgery), ENT scopes (which are used for Ear, Nose and Throat procedures) and stereo endoscopes and cameras (which are used in cardiac and general surgery, and enable surgeons to visualize the surgical field in 3-D imagery).

We produce autoclavable endoscopes for various applications, which are CE Mark certified for European use, and have been designed and tested to withstand sterilization by autoclave (sterilization in superheated steam under pressure), as well as all other commonly used medical sterilization means. The major benefits of instruments that can be autoclaved include increased patient safety, quick turnaround, and elimination of hazardous sterilant and by-product materials, all of which provide increased value to the user compared to alternative sterilization methods. We believe our autoclavable endoscope technology will generate opportunities for endoscope revenue growth, particularly in Europe where autoclaving is the preferred method of sterilization.

We began shipments of a 2.7 mm ENT scope utilizing our proprietary Lenslock TM technology in December 2005. This new technology has advantages in ease of manufacture, and in time, cost and quality of repair. We are extending this technology to our broader line of endoscopes and believe that the benefits of Lenslock™ technology may lead to an increase in endoscope sales.

We developed and have manufactured and sold since 1985 a proprietary product line of instrumentation to couple endoscopes to video cameras. Included in this product line are imaging couplers (for example, the Series 200 Parfocal Zoom Couplers and the Series 950 Universal Couplers), which physically connect the endoscope to a video camera system and transmit the image viewed through the scope to the video camera. Our Series 800 Beamsplitters perform the same function while preserving for the viewer an eye port for direct, simultaneous viewing through the endoscope. These devices are sold primarily to endoscope and video camera manufacturers and suppliers for resale under our customers’ names. All of the image couplers and beamsplitters manufactured by us are approved for surgery-approved sterilization. Further, we believe we are one of only a few manufacturers of autoclavable image couplers worldwide.

Industrial and New Products. In addition to our medical products, we also sell a line of image couplers and beamsplitters specially designed for industrial use, including the video-monitored examination of a variety of industrial cavities and interiors, as well as specialized borescopes for industrial applications. We may continue to develop and adapt our products for the industrial market.

We continue to move forward with new products and technical innovations, in particular, the development of a new generation (patent pending) of our world-class product line of 3-D endoscopes, the development of new endoscopes incorporating our patent-pending Lenslock™ technology, and new instruments utilizing our new micro-precisionTM lens technology (patent pending) for endoscopes under 1 mm. We are exploring potential applications of single-molecule technology and nanotechnology.

Micro-optics. We design and manufacture ultra-small lenses, prisms, and assemblies with sizes ranging from 0.2 mm to 1 mm. Assemblies range in complexity from the combination of two lens elements to entire imaging systems utilizing multiple micro-optical elements in combination with larger, conventional optics. These optical components and instruments utilize a variety of innovative techniques including our patent-pending micro-precision TM lens technology.

Optical Thin Films. We design and manufacture various types of high quality thin film coatings for use in a wide range of optical applications. Thin film coatings are typically produced in-house for our medical instrumentation and other products, but any additional production beyond such uses is limited or very specialized.

Night Vision Optics. We have recently completed a partnership effort for the proprietary development of a new class of night vision lenses including a new patent-pending eyepiece lens. With prototypes completed, the product incorporating our new night vision lenses is currently being evaluated for need and use, including field testing. We cannot control the timing of current evaluations and cannot therefore predict when, if ever, these night vision lenses might begin to generate revenue. Should our customer secure orders for its night vision system, the partnership agreement ensures we will either be contracted to manufacture the new lenses, or will receive royalties on lenses manufactured elsewhere.

Optical System Design and Development Services. On a contractual basis, we are able to provide advanced lens design, imaging analysis, optical system design, structural design and analysis, prototype production and evaluation, optics testing, and optical system assembly. Some of our development contracts have led to optical system production business for us, and we believe our prototype development service may lead to new product production from time to time.

Competition and Markets.

We sell our products in a highly competitive market and compete for business with both foreign and domestic manufacturers. Many of our current competitors are larger and have substantially greater resources than us. In addition, there is an ongoing risk for us that other domestic or foreign companies who do not currently service or manufacture products for our target markets, some with greater experience in the optics industry and greater financial resources than us, may seek to produce products or services that compete directly with ours.

We believe that competition for sales of our medical products and services, which have been principally sold to medical device companies who incorporate our products into their systems, is based on performance and other technical features, as well as other factors, such as scheduling and reliability, in addition to competitive pricing. We market and sell our endoscopes to original equipment manufacturer (OEM) video camera and video endoscopy suppliers for incorporation into their own product lines and for resale under their own name. A number of domestic and foreign competitors also sell endoscopes to such OEM suppliers, and our share of the endoscope market is nominal. We believe that, while our resources are substantially more limited than our competitors, we can compete successfully in this market on the basis of product quality, price and delivery.

We currently sell our image couplers, beamsplitters, and adapters to a market that consists of approximately 30 to 35 potential OEM customers who manufacture and sell video cameras, endoscopes, and video-endoscopy systems. In the past, we have been successful in marketing and selling our products to approximately two thirds of these customers, and currently estimate that we maintain approximately 20% to 30% of the market share in these products. We plan to continue to focus our sales and marketing efforts in this area, and to work to increase our market share. However, a challenge we face is customers’ own in-house capabilities to manufacture such products, for which we estimate that approximately 50% of the market demand for image couplers, beamsplitters, and adapters is met by these “captive” facilities. In general and despite in-house capacity, we believe that many customers continue to purchase products from us in order to devote their own technical resources to their primary products, such as cameras or endoscopes.

Within the past nine months we have added significant new resources for the Company with the addition of a Director of Marketing with special experience in broad market initiatives especially in the medical field. Together with our existing sales and marketing staff, this team has already begun a number of efforts to strengthen our market presence. This has included a newly designed website ( www.poci.com ), and a much more comprehensive view of trade show opportunities. Coupled with the recently renewed efforts for select key trade show attendance by our Chief Scientific Officer, our CEO as well as our overall sales and marketing staff, we believe we have a greater opportunity to reach and follow up a broader customer base than we have heretofore been able to achieve. A number of new opportunities are already leading to customer discussions for prospects for our new technologies including, Lenslock TM , micro precision TM , and custom applications of our core optical capabilities. This includes renewed interest in some of our well-developed products such as our “classic” autoclavable endoscopes, and endocouplers, as well as new applications with our micro (fiberoptic) endoscopes.

The Company places great emphasis in bringing new products to near term sales opportunities with prospects for long-term customer relationships.

As an additional service component, we offer advanced optical design and development services, not related to thin film coatings, to a wide range of potential customers and have numerous competitors. The ability to supply design and development services to such customers is highly dependent upon a company’s reputation and prior experience, which we believe we can provide to our customers on a cost efficient basis.

We have had negligible direct export sales to date. However, our medical products have received the CE Mark Certification, which permits sales into the European marketplace. We may establish or use production facilities overseas to produce key components for our business, such as lenses. We believe that the cost savings from such production may be essential to our ability to compete on a price basis in the medical products area particularly and to our profitability generally.

Research and Development.

We believe that our future success depends to a large degree on our ability to continue to conceive and to develop new optical products and services to enhance the performance characteristics and methods of manufacture of existing products. Accordingly, we expect to continue to seek to obtain product-related design and development contracts with customers and to invest our own funds on our research and development. We spent approximately $1,106,000 and $1,408,000 of our own funds (net of reimbursements) during fiscal years 2006 and 2005, respectively, on research and development.

We are currently incorporating our patent-pending LENSLOCK TM technology into our line of endoscopes. This proprietary technology ensures lower cost, easier repairability and enhanced durability. We are also aggressively pursuing the design, development and manufacture of ultra-small instruments (some with lenses less than one millimeter in diameter) utilizing our patent-pending micro-precision TM lens technology. We are also exploring new initiatives in single-molecule technology and nanotechnology for biomedical and other applications

Raw Materials and Principal Suppliers.

The basic raw material of the majority of our product line is precision grade optical glass, which we obtain from several major suppliers. Outside vendors grind and polish most of our lenses and prisms. For optical thin film coatings, the basic raw materials are metals and dielectric compounds, which we obtain from a variety of chemical suppliers. Certain of the thin film coatings utilized in our products are currently procured from an outside supplier, but most thin film coatings are produced in-house. We believe that our demand for these raw materials and thin film coating services is small relative to the total supply, and that materials and services required for the production of our products are currently available in sufficient production quantities and will be available for fiscal year 2007. We believe, however, that there are relatively few suppliers of the high quality lenses and prisms which our endoscopes require. In response, we have established our own optical shop for producing ultra-high quality prisms, micro-optics and other specialized optics for a variety of medical and industrial applications.

Patents and Trademarks.

We rely, in part, upon patents, trade secrets, and proprietary knowledge as well as personnel policies and employee confidentiality agreements concerning inventions and other creative efforts to develop and to maintain our competitive position. We do not believe that our business is dependent upon any patent, patent pending, or license, although we believe that trade secrets and confidential know-how may be important to our scientific and commercial success.

We plan to file for patents, copyrights, and trademarks in the United States and in appropriate countries to protect our intellectual property rights to the extent practicable. We hold the rights to several United States and foreign patents and have several patent applications pending, including those for our new generation of 3-D endoscopes, our new Lenslock TM endoscope technology, and our new micro-precisionTM lens technology. We know of no infringements of our patents. We plan to protect our patents from infringement in each instance where we determine that doing so would be economical in light of the expense involved and the level and availability of our financial resources. While we believe that our pending applications relate to patentable devices or concepts, there can be no assurance that patents will be issued or that any patents issued can be successfully defended or will effectively limit the development of competitive products and services.

Employees.

As of February 1, 2007, we had 31 full time employees and 5 part time employees. There were 16 employees in manufacturing,11 in engineering, 3 in sales and marketing, and 6 in finance and administration.

Customers.

Revenues from our largest customers, as a percentage of total revenues, were as follows:

	2006	2005
Customer A	18%	20%
Customer B	15	12
Customer C	15	—
All Others	52	68
	100%	100%

No other customer accounted for more than 10% of our revenues in fiscal years 2006 and 2005.

Environmental Matters .

Our operations are subject to a variety of federal, state, and local laws and regulations relating to the discharge of materials into the environment or otherwise relative to the protection of the environment. From time to time we use a small amount of hazardous materials in our operations. We believe that we comply with all applicable environmental laws and regulations.

Government Regulations on the Business .

Domestic Regulation. We currently develop, manufacture and sell several medical products, the marketing of which is subject to governmental regulation in the United States. Medical devices are regulated in the United States by the Food and Drug Administration (“FDA”) and, in some cases, by certain state agencies. The FDA regulates the research, testing, manufacture, safety, effectiveness, labeling, promotion and distribution of medical devices in the United States. Generally, medical devices require clearance or approval prior to commercial distribution. Additionally, certain material changes to, and changes in intended use of, medical devices also are subject to FDA review and clearance or approval. Non-compliance with applicable requirements can result in failure of the FDA to grant pre-market clearance or approval, withdrawal or suspension of approval, suspension of production, and/or the imposition of various other penalties.

We provided notification to the FDA of our intent to market our endoscopes, image couplers, beamsplitters, adapters and video ophthalmoscopes, and the FDA has determined that we may market such devices, subject to the general controls provisions of the Food, Drug and Cosmetic Act. This FDA permission was obtained without the need to undergo a lengthy and expensive approval process on account of the FDA’s determination that such devices meet the regulatory standard of being substantially equivalent to an existing approved device.

In the future, we plan to market additional endoscopes and related medical products that may require the FDA’s permission to market such products. We may also develop additional products or seek to sell some of our current or future medical products in a manner that requires us to obtain the permission of the FDA to market such products, as well as the regulatory approval or license of other federal, state, and local agencies or similar agencies in other countries. The FDA has authority to conduct detailed inspections of manufacturing plants in order to assure that “good manufacturing practices” are being followed in the manufacture of medical devices, to require periodic reporting of product defects to the FDA, and to prohibit the sale of devices which do not comply with law.

Foreign Requirements. Sales of medical device products outside the United States are subject to foreign regulatory requirements that may vary from country to country. Our failure to comply with foreign regulatory requirements would jeopardize our ability to market our products in foreign jurisdictions. The regulatory environment in the European Union for medical device products differs from that in the United States. Medical devices sold in the European Economic Area must bear the CE mark.   Devices are classified by manufacturers according to the risks they represent, with a classification of Class III representing the highest risk devices and Class I representing the lowest risk devices. Once a device has been classified, the manufacturer can follow one of a series of conformity assessment routes, typically through a registered quality system, and demonstrate compliance to a “European Notified Body.” The CE mark may then be applied to the device. Maintenance of the system is ensured through annual on-site audits by the notified body and a post-market surveillance system requiring the manufacturer to submit serious complaints to the appropriate governmental authority. All of our medical products are CE mark certified.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We have been a developer and manufacturer of advanced optical instruments since 1982. We design and produce high-quality optical thin film coatings, micro-optics, medical instruments, and other advanced optical systems. Our medical instrumentation line includes laparoscopes, arthroscopes and endocouplers and a world-class product line of 3-D endoscopes for use in minimally invasive surgical procedures.

We are currently developing specialty instruments incorporating our patent-pending LENSLOCKTM technology which is designed to provide lower cost, easier repairability and enhanced durability. We are also aggressively pursuing ultra-small instruments (some with lenses less than one millimeter in diameter) utilizing patent-pending micro-precisionTM lens technology. We are also exploring new initiatives in single-molecule technology and nanotechnology for biomedical and other applications.

We are certified to the ISO 9001 and ISO 13485 Quality Standards and comply with the FDA Good Manufacturing Practices and the European Union Medical Device Directive for CE marking of our medical products. Our internet website is www.poci.com.

The areas in which we do business are highly competitive and include both foreign and domestic competitors. Many of our competitors are larger and have substantially greater resources than us. Furthermore, other domestic or foreign companies, some with greater financial resources than us, may seek to produce products or services that compete with ours. We routinely outsource specialized production efforts as required, both domestic and off-shore to obtain the most cost effective production. Over the years, we have achieved extensive experience with other optical specialists worldwide.

Since the 1990’s, we have maintained a Hong Kong subsidiary to support business and quality control activities as required throughout Asia. We believe that the cost savings from such production is essential to our ability to compete on a price basis in the medical products area particularly and to our profitability in general.

We believe that competition for sales of our medical products and services, which have been principally sold to original equipment manufacturer (OEM) customers, is based on performance and other technical features, as well as other factors, such as scheduling and reliability, in addition to competitive price.

We believe that our future success depends to a large degree on our ability to continue to conceive and to develop new optical products and services and to enhance the performance characteristics and methods of manufacture of existing products. Accordingly, we expect to continue to pursue product-related design and development contracts with customers and to invest our own funds on research and development, to the extent funds are available.

Growth Trends and Critical Factors

Over the past few years new product and technology development has undergone significant changes in shifting the emphasis of R&D efforts from the development of underlying technologies to market exploitation in the applications of these new technologies. These have already been realized to some degree in a number of areas. Over the past two to three years these developments have produced revenues from new microprecision™ lens products and new LenslockTM endoscopes. Recent initiatives in the area of microprecision™ lenses address specific customer opportunities in three or four different medical specialty applications. Similarly, in endoscope technologies we continue new product offerings in application of our LenslockTM product line with over 130 such instruments produced and sold in the past year. Other instruments with possible volume production include our new video ophthalmoscope, which was developed and shipped in the past 24 months.

Our capabilities with very small high precision lenses have begun to realize new markets for our core competencies in medical optical systems design, development and production. Among our specialties in fiber optics, we believe we have been the pre-eminent supplier of micro endocouplers for the past decade, used to “read out”, visually or electronically, ½ mm fiber optic image bundles. Recent customer requests for custom medical systems require special applications of the Company’s proprietary fiber optic techniques and autoclavable instrumentation development and production experience.

In our LenslockTM line, having now demonstrated commercial production viability for the 2.7mm ENT scope, we expect to have our new 4 mm arthroscope and sinuscope instruments ready to be introduced in the near future.

There has been a major change in our Company over the past year. Recently developed technologies are now being realized as production or pre-production hardware. Going forward, our expectations are aimed at applied development for revenue bearing products. Some examples beyond the new instruments mentioned above include our lens development for a new Night Vision system which is undergoing customer evaluation as well as a new line of industrial filter thin film coatings, which are nearing completion, for a specific customer.

Sales and Marketing Development

Within the past nine months we have added significant new resources for the Company with the addition of a Director of Marketing with special experience in broad market initiatives especially in the medical field. Together with our existing sales and marketing staff, this team has already begun a number of efforts to strengthen our market presence. This has included a newly designed website ( www.poci.com ), and a much more comprehensive view of trade show opportunities. Coupled with the recently renewed efforts for select key trade show attendance by our Chief Scientific Officer, our CEO as well as our overall sales and marketing staff, we believe we have a greater opportunity to reach and follow up a broader customer base than we have heretofore been able to achieve. A number of new opportunities are already leading to customer discussions for prospects for our new technologies including, Lenslock TM , micro precision TM , and custom applications of our core optical capabilities. This includes renewed interest in some of our well-developed products such as our “classic” autoclavable endoscopes, and endocouplers, as well as new applications with our micro (fiberoptic) endoscopes.

The Company places great emphasis in bringing new products to near term sales opportunities with prospects for long-term customer relationships.

Critical Accounting Policies and Estimates

General

Management’s discussion and analysis of financial condition and results of operations are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with U.S. GAAP and the Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104 Revenue Recognition in Financial Statements. SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the price to the buyer is fixed and determinable; and (4) collectibility is reasonably assured. We assess credit worthiness of customers based upon prior history with the customer and assessment of financial condition. Our shipping terms are customarily FOB shipping point.

Bad Debt

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Allowances for doubtful accounts are established based upon review of specific account balances and historical experience. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make future payments, additional allowances may be required.

Inventories

We provide for estimated obsolescence on unmarketable inventory based upon assumptions about future demand and market conditions. If actual demand and market conditions are less favorable than those projected by management, additional inventory write downs may be required. Inventory, once written down, is not subsequently written back up, as these adjustments are considered permanent adjustments to the carrying value of the inventory.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

We account for impairment of long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of through sale are reported at the lower of the carrying amount or fair value less estimated costs to sell.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the likelihood of utilization of existing deferred tax assets, management has considered historical results of operations and the current operating environment.

Stock-Based Compensation

Effective July 1, 2006, we adopted the fair-value recognition provisions of Statement of Financial Accounting Standards No. 123 revised, "Accounting for Stock-Based Compensation" (SFAS No. 123 (R)) to expense stock-based compensation.

Results of Operations

Six Months Ended December 31, 2006 Compared to the Six Months Ended December 31, 2005

We have revised certain classifications within the statement of operations to more appropriately reflect as research and development costs certain expenditures associated with product development efforts that previously were reflected as cost of sales. We also reclassified certain reimbursed research and development costs, including costs associated with the production of prototypes, as an offset to research and development expense from revenue. This change has been reflected retrospectively to all periods presented. We believe this better reflects the nature of certain expenditures (and reimbursements) due to the fact that we do not engage in any contractual arrangements to perform research and development. The effect of the reclassification had no impact on operating income, net income, our financial position or cash flows.

Total revenues for the quarter ended December 31, 2006 (the second quarter of fiscal year 2007) decreased by approximately $49,000, or 9%, from the same period in the prior year. Total revenue for the six months ended December 31, 2006 decreased by approximately $32,000, or 3%, from the same period in the prior year.

The decrease was due primarily to lower sales of medical products including micro-precision TM optics and traditional endoscopes.

Revenues from our largest customers, as a percentage of total revenues for the six months ended December 31, 2006 and 2005, were as follows:

	2006	2005
Customer A	29	18
Customer B	15	15
All Others	56	67
	100%	100%

No other customer accounted for more than 10% of our revenues during those periods.

At December 31, 2006, receivables from our three largest customers were approximately 29%, 17% and 11%, respectively, of the total net accounts receivable. At June 30, 2006, receivables from our three largest customers were approximately 17%, 14%, and 14%, respectively, of the total net accounts receivable. No other customer accounted for more than 10% of our receivables as of December 31, 2006 and June 30, 2006.

Gross profit for the quarter ended December 31, 2006 reflected a favorable change of approximately $38,000 compared to the quarter ended December 31, 2005. Gross profit as a percentage of revenues increased from 22.5% for the quarter ended December 31, 2005 to 32.8% for the quarter ended December 31, 2006. Gross profit for the six months ended December 31, 2006 reflected a favorable change of approximately $105,000 compared to the six months ended December 31, 2005. Gross profit as a percentage of revenues increased from 10% for the six months ended December 31, 2005 to a gross profit of 22.1% for the six months ended December 31, 2006. This favorable change was due primarily to efficiencies in production, product mix and higher volumes of individual products and certain reclassifications.

Research and development expenses were $378,954, net of reimbursement of related costs of $19,100, for the quarter ended December 31, 2006, compared to $346,168, net of reimbursement of related costs of $9,245, for the same period in the prior fiscal year. Research and development expenses were $643,477, net of reimbursement of related costs of $65,629, for the six months ended December 31, 2006, compared to $633,998, net of reimbursement of related costs of $18,395, for the same period in the prior fiscal year. These expenses reflect a shift from previous activities aimed at the development of new technologies to applications of these technologies for customer-driven product development along with certain reclassifications. Quarterly research and development expenses depend on our assessment of new product opportunities and available resources.

Selling, general and administrative expenses increased by approximately $133,000, or 32.1%, for the quarter ended December 31, 2006 compared to the same period in the prior fiscal year. Selling, general and administrative expenses increased by approximately $192,000, or 23%, for the six months ending December 31, 2006 compared to the same period in the prior fiscal year. This was due primarily to a non-cash charge related to stock-based compensation expense following the implementation of SFAS No. 123 (R) along with costs associated with enhanced sales and marketing activities focused on increasing sales of recently developed products and increased professional fees.

Interest income increased by approximately $1,100, or 18%, for the quarter ended December 31, 2006 and by approximately $7,200 for the six months ending December 31, 2006 compared to the corresponding periods in the prior fiscal year. The increase was due to higher interest rates offset by lower base of cash and cash equivalents.

No income tax provision was recorded in the first quarter of fiscal year 2006 or 2005 because of the losses generated in those periods.

Fiscal Year Ended June 30, 2006 Compared to Fiscal Year Ended June 30, 2005

Total revenues for fiscal year 2006 were $2,149,564, an increase of $895,714, or 71%, from fiscal year 2005 revenues of $1,253,850.

The revenue increase from the prior year was due principally to growth in sales of micro-lenses, autoclavable endoscopes and couplers, along with the introduction of a number of new products.

Revenues from our largest customers, as a percentage of total revenues, were as follows:

	2006	2005
Customer A	18%	20%
Customer B	15	12
Customer C	15	—
All Others	52	68
	100%	100%

No other customer accounted for more than 10% of our revenues in fiscal years 2006 and 2005.

Gross profit (loss) for fiscal year 2006 reflected a change of $633,462 compared to fiscal year 2005. Gross profit as a percentage of revenues increased from a negative 31% in fiscal year 2005 to a positive 12% in fiscal year 2006. The favorable change in gross profit (loss) was due primarily to increased sales volume and lower provisions for slow moving and obsolete inventories in fiscal year 2006 compared to fiscal year 2005.

Research and development expenses decreased by $301,843, or 21%, during fiscal year 2006 compared to the previous year. The decrease was due to a lower level of resources being devoted to product development activities, and a shift to more customer focused efforts, resulting in initial product shipments to several new customers. Research and development expenses were net of reimbursement of related costs of $135,129 and $95,969 during fiscal years 2006 and 2005, respectively.

Selling, general and administrative expenses decreased by $239,611 or 13%, during fiscal year 2006 compared to the previous year. The decrease was due primarily to savings from reduced professional fees, the chief financial officer position changing to part time, and through reduced premiums as a result of changing our general insurance provider, offset by an increase in consulting fees.

Interest income decreased by $14,240 or 28% during fiscal year 2006 compared to the previous year. The decrease was due to the lower average balance of cash and cash equivalents.

The income tax provisions in fiscal years 2006 and 2005 represent the minimum statutory state income tax liability.

Liquidity and Capital Resources

For the six months ended December 31, 2006, our cash and cash equivalents decreased by $1,478,138 to $552,290. The decrease in cash was due primarily from cash used in operating activities of $1,309,665, capital expenditures of $83,304, and patent costs of $69,709.

On February 1, 2007, we closed on a private placement of our common stock raising gross proceeds of $2,500,000. We believe, based on our operating and strategic plans and the cash held by us, that we will have sufficient funds to conduct operations through the next twelve months.

Contractual cash commitments for the fiscal years subsequent to December 31, 2006 are summarized as follows:

	2007	2008	Thereafter	Total

Operating leases	$15,959	$5,641	$371	$21,971

We generally provide a standard one-year warranty on materials and workmanship to its customers. We provide for estimated warranty costs at the time product revenue is recognized. Warranty costs are included as a component of cost of goods sold in the accompanying consolidated statements of operations. For the three month periods ended December 31, 2006 and 2005, warranty costs were not significant.

Trends and Uncertainties That May Affect Future Results

For the quarter ended December 31, 2006, our cash and cash equivalents decreased by $722,689, compared to a decrease of $755,449 for the previous quarter ended September 30, 2006.

Capital equipment expenditures during the quarter ended December 31, 2006 were $58,823 compared to $0 for the same period in 2005. Future capital expenditures will depend on future sales and the success of ongoing research and development efforts.

For the quarter ended December 31, 2006, research and development expenses, net, were $378,954, compared to $346,168 a year earlier. The level of future quarterly R&D expenses will ultimately depend on our assessment of new product opportunities and available cash resources.

We believe that the recent introduction of several new products, along with new and ongoing customer relationships, will generate additional revenues, which are required in order for us to achieve profitability. In the coming months we will continue to focus our efforts on marketing products recently introduced or redesigned. We believe that these marketing activities, if successful, may result in the overall growth of sales.

DESCRIPTION OF PROPERTY

We conduct our domestic operations at two facilities in Gardner, Massachusetts. The main Gardner facility is leased from a corporation owned by an officer-shareholder-director of the Company. The lease terminated in December 1999 and we are currently a tenant-at-will. The other Gardner facility is rented on a month-to-month basis. We rent office space in Hong Kong for sales, marketing and supplier quality control and liaison activities of our Hong Kong subsidiary.

We believe these facilities are adequate for our current operations and adequately covered by insurance. Significant increases in production or the addition of significant equipment additions or manufacturing capabilities in connection with the production of our line of endoscopes, optical thin films, and other products may, however, require the acquisition or lease of additional facilities. We may establish production facilities domestically or overseas to produce key assemblies or components, such as lenses, for our products. Overseas facilities may subject us to the political and economic risks associated with overseas operations. The loss of or inability to establish or maintain such additional domestic or overseas facilities could materially adversely affect our competitive position and profitability.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have an arrangement with J.R. Pitlor (“J.R. Pitlor”), a company wholly owned by Mr. Pitlor, a Director of the Company, under which Mr. Pitlor provides consulting services to us for a fee currently not to exceed $5,000 a month. These consulting services consist primarily of advice regarding marketing, strategic planning and other general business issues. Either party may terminate this arrangement at will. We paid or accrued to J.R. Pitlor for consulting services aggregate fees of $60,000 for fiscal year 2006 and $24,000 for fiscal year 2005.

We lease our facility in Gardner, Massachusetts from Equity Assets, Inc., a company wholly-owned by Mr. Richard E. Forkey, the President, Chief Executive Officer and Treasurer and a director of the Company. We are currently a tenant-at-will, paying rent of $9,000 per month.

In April 2006, the Company sold an aggregate of 8,450,000 shares of common stock at a price of $0.25 per share in a private placement. Three of our directors, Joel Pitlor, Donald Major and Richard Miles, participated in the private placement, which closed on April 13, 2006. As a group, the three directors purchased a total of 2,200,000 shares in the transaction, with Mr. Pitlor acquiring 2,000,000 shares of common stock, and Mr. Major and Mr. Miles each purchasing 100,000 shares of common stock.

One of our directors, Joel Pitlor, participated in the private placement of our common stock and warrants, which closed on February 1, 2007. Mr. Pitlor acquired 1,000,000 shares of common stock at a price of $0.25 per share and a warrant to purchase 1,000,000 shares of common stock at an exercise price of $0.32 per share. Such shares of common stock are being registered hereby.

One of our shareholders, Special Situations Funds (“SSF”), was a greater than 5% shareholder of our common stock prior to participating in the private placement of our common stock and warrants, which closed on February 1, 2007. SSF acquired an additional 8,000,000 shares of common stock at a price of $0.25 per share, as well as warrants to purchase 8,000,000 shares of common stock at an exercise price of $0.32 per share. Such shares of common stock are being registered hereby.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the OTCBB under the symbol "POCI.OB." Prior to December 27, 2005, our common stock was listed on the NASDAQ Capital Market® under the symbol "POCI". Set forth below are the high and low sales prices or bid prices for our common stock for each quarter during the last two fiscal years and for the subsequent interim periods through February 1, 2007, as quoted on the OTCBB or listed by NASDAQ, as applicable. The quotes from the OTCBB reflect inter-dealer prices, without retail markup, markdown or commissions and may not represent actual transactions. The information below was obtained from those organizations, for the respective periods.

	2005		2006		2007
Quarter	High	Low	High	Low	High	Low
First	$1.33	$0.82	$0.90	$0.45	$0.49	$0.25

Second	$1.50	$0.61	$0.80	$0.20	$0.49	$0.25

Third	$1.75	$0.88	$0.50	$0.20	$0.48	$0.32

Fourth	$1.36	$0.52	$0.71	$0.32	$--	$--

As of February 1, 2007, there were approximately 130 holders of record of our common stock. Holders of record include nominees who may hold shares on behalf of multiple owners.

We have not declared any dividends during the last two fiscal years. At present, we intend to retain our earnings, if any, to finance research and development and expansion of our business.

EXECUTIVE COMPENSATION
Summary Compensation Table

The following table sets forth all compensation for the last three completed fiscal years awarded to, earned by, or paid to our Chief Executive Officer at June 30, 2006 and the executive officers during the fiscal year ended June 30, 2006 whose total annual salary and bonuses for the fiscal year ended June 30, 2006 exceeded $100,000 for all services rendered in all capacities to us and our subsidiaries (the “Named Executive Officers”).

	Annual Compensation				Long Term Compensation
					Awards	Payouts
Name and Principal Position at Fiscal Year End	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options (Number)	All Other Compensation ($)
Richard E. Forkey President, Chief Executive Officer & Treasurer	2006 2005 2004	195,000 195,000 195,000	-0- -0- -0-	4,925(1) 12,250(1) 12,250(1)	373,600 373,600 -0-	19,757(2) 7,193(2) 6,692(2)

Joseph N. Forkey, Executive Vice President and Chief Scientific Officer	2006 2005 2004	120,000 120,000 91,381	-0- -0- 10,000(3)	2,400(4) 2,221(4) -0-	295,200(5) 560,400 15,000(5)	-0- -0- -0-

(1)	Includes car expense of $3,100 for 2006 and $9,250 for each of 2005 and 2004.
(2)	Represents premiums for a life insurance policy and a disability insurance policy.
(3)	Represents a signing bonus paid to Dr. Forkey upon hire.
(4)	Represents the Company’s matching contribution to Profit Sharing Plan.
(5)	15,000 options granted in September 2003 were repriced on May 9, 2006.

Option Grants in Last Fiscal Year

The following table sets forth the individual grants of stock options made by us during the fiscal year ended June 30, 2006 to its Named Executive Officers.

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price	Expiration Date

Richard E. Forkey	373,600(1)	39%	$0.55	5/9/2016

Joseph N. Forkey	280,200(1)	29%	$0.55	5/9/2016
	15,000(2)	n/a	$0.55	5/9/2016

(1)
25% of such options are immediately exercisable; 25% of such options will become exercisable on May 9, 2007; 25% of such options will become exercisable on May 9, 2008; and 25% of such options will become exercisable on May 9, 2009.

(2)	Such options were originally granted in September 2003, were repriced on May 9, 2006 and became fully vested on September 27, 2006.

On May 9, 2006, the Board approved the repricing of certain stock options held by employees, including certain options identified above held by Joseph Forkey, and certain members of the Board. The new exercise price per share of common stock subject to such options was set at $0.55. The new exercise price per share applied to all stock options with an original exercise price above $0.55 per share, other than an option to purchase 560,400 shares of common stock held by Joseph Forkey and an option to purchase 373,600 shares of common stock held by Richard Forkey. The Board determined that because many of the options held by employees had exercise prices significantly in excess of the then-current market value, they were not serving as an effective incentive to employees, and the Board determined to reprice certain options as a means to motivate its employees.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table summarizes for each of the Named Executive Officers (i) the total number of shares received upon exercise of stock options during the fiscal year ended June 30, 2006, (ii) the aggregate dollar value realized upon such exercise, (iii) the total number of unexercised options, if any, held at June 30, 2006 and (iv) the value of unexercised in-the-money options, if any, held at June 30, 2006. In-the-money options are options where the fair market value of the underlying securities exceeds the exercise or base price of the option. The aggregate value realized upon exercise of a stock option is the difference between the aggregate exercise price of the option and the fair market value of the underlying stock on the date of exercise. The value of unexercised, in-the-money options at fiscal year-end is the difference between the exercise price of the option and the fair market value of the underlying stock on June 30, 2006, which was $0.32 per share. With respect to unexercised, in-the-money options, the underlying options have not been exercised and actual gains, if any, on exercise will depend on the value of our Common Stock on the date of exercise.

Fiscal Year-End Option Values
			Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)
Name	Shares Acquired on Exercise (Number)	Value Realized ($)	Exercisable (Number)	Unexercisable (Number)	Exercisable ($)	Unexercisable ($)

Richard E. Forkey	-0-	-0-	205,480	541,720	-0-	-0-

Joseph N. Forkey	-0-	-0-	249,420	606,180	-0-	-0-

Long Term Incentive Plans - Awards in Last Fiscal Year

We have made no awards under any long term incentive plan in the fiscal year ended June 30, 2006.

Employment Contracts and Termination of Employment Arrangements

We have no employment contracts in place with any Named Executive Officer. We have no compensatory plan or arrangement with respect to any Named Executive Officer where such plan or arrangement will result in payments to such Named Executive Officer upon or following his resignation, or other termination of employment with us and our subsidiaries, or as a result of a change-in-control of or a change in the Named Executive Officers’ responsibilities following a change-in-control.

Director Compensation

The Company pays each director who is not also an employee of the Company $250 per Board or committee meeting that the director attends and reimburses the director for travel expenses.

During the fiscal year ended June 30, 2006, the Company issued, pursuant to its Amended and Restated 1997 Incentive Plan, 10,000 stock options in November 2005, exercisable at a price per share of $0.46, of the Company’s common stock to each of Messrs. Major and Miles. Each of these options is immediately exercisable.

On August 4, 2005, Donald A. Major was elected to be a director of the Company and appointed to chair of the Audit Committee. As of the date of Mr. Major’s acceptance, the Company issued, pursuant to its Amended and Restated 1997 Incentive Plan, 10,000 stock options to Mr. Major, exercisable at a price per share of $0.75. Each of these options is immediately exercisable. For his service to the Company, in his capacity as Chair of the Audit Committee, Mr. Major receives compensation of $500 per month, which is in addition to the standard compensation received by all members of the Board of Directors for their services.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about the Company’s common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of June 30, 2006, including the 1989 Stock Option Plan and the 1997 Incentive Plan:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)

Equity compensation plans approved by shareholders	2,277,583	$0.66	712,438 (1)

Equity compensation plans not approved by shareholders	—	—	—

Total	2,277,583	$0.66	712,438 (1)

________________

(1) Represents shares of common stock available for future grants under the 1997 Incentive Plan. No shares are available for future grants under the Company’s 1989 Stock Option Plan.

AVAILABLE INFORMATION

This prospectus, which constitutes a part of a registration statement on Form SB-2 (the "registration statement") filed by us with the Commission under the Securities Act, omits certain of the information set forth in the registration statement. Reference is hereby made to the registration statement and to the exhibits thereto for further information with respect to us and the securities offered hereby. Copies of the registration statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below or via the Commission's web site described below.

Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written or oral requests for copies should be directed to:

Precision Optics Corporation, Inc.
22 East Broadway
Gardner, MA 01440
Attn: Chief Financial Officer
(978) 630-1800

We are subject to the informational requirements of the Exchange Act, and, accordingly, file reports, proxy statements and other information with the Commission. You can read our Commission filings, including the registration statement, over the Internet at the Commission's website at http://www.sec.gov . You may also read and copy any document we file with the Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of public reference facilities.

CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Balance Sheets as of December 31, 2006 (unaudited) and June 30, 2006	F-2

Consolidated Statements of Operations for the three and six months ended December 31, 2006 and 2005 (unaudited)	F-3

Consolidated Statements of Cash Flows for the three and six months ended December 31, 2006 and 2005 (unaudited)	F-4

Consolidated Financial Statements as of and for the years ended June 30, 2006 and 2005, together with Report of Independent Registered Public Accounting Firm	F-12

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
ASSETS

	December 31, 2006	June 30, 2006

CURRENT ASSETS
Cash and Cash Equivalents	$552,290	$2,030,428
Accounts Receivable, net	319,803	381,097
Inventories, net	511,559	445,802
Prepaid Expenses	105,734	45,912
Total Current Assets	1,489,386	2,903,239
PROPERTY AND EQUIPMENT
Machinery and Equipment	3,516,860	3,513,736
Leasehold Improvements	553,596	553,596
Furniture and Fixtures	136,762	93,545
Vehicles	42,343	42,343
	4,249,561	4,203,220
Less: Accumulated Depreciation	(4,119,768)	(4,127,287)
Net Property and Equipment	129,793	75,933
OTHER ASSETS
Cash surrender value of life insurance policies	13,246	13,246
Patents, net	277,903	236,115
Total Other Assets	291,149	249,361
TOTAL ASSETS	$1,910,328	$3,228,533
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts Payable	$294,309	$218,658
Accrued Employee Compensation	237,505	227,892
Accrued Professional Services	46,169	90,000
Accrued Warranty Expense	50,000	50,000
Other Accrued Liabilities	12	2,086
Total Current Liabilities	627,995	588,636
STOCKHOLDERS' EQUITY
Common Stock, $.01 par value-Authorized - 20,000,000 shares Issued and Outstanding - 15,458,212 shares at December 31, 2006 and at June 30, 2006	154,582	154,582
Additional Paid-in Capital	34,823,671	34,729,873
Accumulated Deficit	(33,695,920)	(32,244,558)
Total Stockholders' Equity	1,282,333	2,639,897

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY	$1,910,328	$3,228,533

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED
DECEMBER 31, 2006 AND 2005
(UNAUDITED)

	Three Months Ended December 31,		Six Months Ended December 31,
	(As reclassified. See Note 1.)
	2006	2005	2006	2005
REVENUES	$470,811	$519,950	$898,436	$930,382

COST OF GOODS SOLD	316,437	403,101	699,897	837,027

Gross Profit / (Loss)	154,374	116,849	198,539	93,355

RESEARCH and DEVELOPMENT EXPENSES, net	378,954	346,168	643,477	633,998

SELLING, GENERAL and ADMINISTRATIVE EXPENSES	545,994	413,339	1,029,020	836,732

GAIN ON SALE OF FIXED ASSETS	-	-	-	(165,700)

Total Operating Expenses	924,948	759,507	1,672,497	1,305,030

Operating Loss	(770,574)	(642,658)	(1,473,958)	(1,211,675)

INTEREST INCOME	7,391	6,266	22,595	15,412

Net Loss	$(763,183)	$(636,392)	$(1,451,363)	$(1,196,263)

Basic and Diluted Loss Per Share	$(0.05)	$(0.09)	$(0.09)	$(0.17)

Weighted Average Common Shares Outstanding - Basic and Diluted	15,458,212	7,008,212	15,458,212	7,008,212

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED
DECEMBER 31, 2006 AND 2005
(UNAUDITED)

	Six Months
	Ended December 31,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(1,451,363)	$(1,196,263)
Adjustments to Reconcile Net Loss to Net Cash
Used In Operating Activities -
Depreciation and Amortization	57,365	83,396
Gain on Disposal of Asset	-	(165,700)
Stock-based compensation expense	109,259	-
Provision for Inventory Write-Down	-	38,600
Changes in Operating Assets and Liabilities-
Accounts Receivable	61,294	(135,458)
Inventories	(65,757)	30,164
Prepaid Expenses	(59,822)	(20,503)
Accounts Payable	75,651	26,146
Other Accrued Expenses	(36,292)	(44,403)
Net Cash Used In Operating Activities	(1,309,665)	(1,384,021)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(83,304)	(8,017)
Proceeds from Disposal of Asset	-	162,000
Increase in Other Assets	(69,709)	(32,203)
Net Cash Provided By (Used In) Investing Activities	(153,013)	121,780
CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of Offering Costs	(15,460)	-
Net Cash Used In Financing Activities	(15,460)	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,478,138)	(1,262,241)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,030,428	2,171,693
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$552,290	$909,452
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Cash Paid for-
Interest	$-	$-
Income Taxes	$912	$912

PRECISION OPTICS CORPORATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation and Operations

The accompanying consolidated financial statements include the accounts of Precision Optics Corporation, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

These consolidated financial statements have been prepared by the Company, without audit, and reflect normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results of the second quarter and the first six months of the Company's fiscal year 2007. These consolidated financial statements do not include all disclosures associated with annual consolidated financial statements and, accordingly, should be read in conjunction with footnotes contained in the Company's consolidated financial statements for the year ended June 30, 2006 together with the Report of Independent Registered Public Accounting Firm filed under cover of the Company's 2006 Annual Report on Form 10-KSB.

The Company has incurred significant operating losses during the last ten fiscal years. This trend was primarily the result of the loss of several significant customers, and operating losses and provision for asset impairment, restructuring, and inventory write-downs associated with the downturn in demand for optical filters used in telecommunications systems. In fiscal 1998, the Company began making significant investments in research and development and capital purchases for new products. In August 1999 and March 2000, the Company raised gross proceeds of approximately $16 million of additional cash through the issuance of common stock. In July 2004, the Company completed a rights offering to stockholders by issuing 5,256,159 shares of common stock. Net cash proceeds to the Company (after offering costs of $222,175) were $5,033,984. In April 2006 the Company completed a private placement, issuing 8,450,000 shares of common stock. Net cash proceeds to the Company (after offering costs of $49,725) were $2,062,775.

In the past five fiscal years, the Company has implemented a number of restructuring and cost saving measures in an effort to align costs with revenues and strengthen financial performance. Full-time employee headcount has been reduced from 78 at June 30, 2001 to 32 at December 31, 2006. The Company has discontinued the development and manufacturing of telecommunications products, canceled the lease on its Optical Thin Films Technology Center, and written down and/or sold certain property, equipment and inventories invested in its telecommunications business. The Company will continue its review of other expense areas to determine where additional reductions in discretionary spending can be achieved.

The Company’s current sources of liquidity consist of its cash and cash equivalents and accounts receivable. At December 31, 2006 the Company had $552,290 in cash and cash equivalents and $319,803 in accounts receivable.

The Company expects its recent pattern of quarter-to-quarter revenue fluctuations to continue, due to the uncertain timing of individual orders and their size in relation to total revenues. The Company remains confident in the value of its technology and expertise in medical applications and elsewhere. During the past year, the Company introduced several new products that with continued promotion, and along with new and on-going customer relationships, the Company believes will result in increasing revenues. In addition, despite strict controls on R&D spending, the Company continues to move forward with new products and technical innovations.

Use of Estimates

The preparation of these consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Loss Per Share

Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. For the three and six months ended December 31, 2006 and 2005, the effect of stock options was antidilutive; therefore, they were not included in the computation of diluted loss per share. The number of shares issuable upon the exercise of outstanding stock options that were excluded from the computation as their effect would be antidilutive were approximately 2,532,583 and 1,316,783 for the three months ended December 31, 2006 and 2005, respectively and approximately 2,492,583 and 1,336,783 for the six months ended December 31, 2006 and 2005, respectively.

Revenue Recognition

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 104 which establishes guidance in applying generally accepted accounting principles to revenue recognition in financial statements and was effective for the Company’s fiscal year 2004. SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the price to the buyer is fixed and determinable; and (4) collectibility is reasonably assured. The Company’s shipping terms are customarily FOB shipping point. The Company’s revenue recognition practices comply with the guidance in the bulletin.

The sales price of products and services sold is fixed and determinable after receipt and acceptance of a customer’s purchase order or properly executed sales contract, typically before any work is performed. Management reviews each customer purchase order or sales contract to determine that the work to be performed is specified and there are no unusual terms and conditions which would raise questions as to whether the sales price is fixed or determinable. The Company assesses credit worthiness of customers based upon prior history with the customer and assessment of financial condition. Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for that portion of accounts receivable considered to be uncollectible, based upon historical experience and management’s evaluation of outstanding accounts receivable at the end of the year. Bad debts are written off against the allowance when identified.

The Company’s revenue transactions typically do not contain multiple deliverable elements for future performance obligations to customers, other than a standard one-year warranty on materials and workmanship, the estimated costs for which are provided for at the time revenue is recognized.

Revenues for industrial and medical products sold in the normal course of business are recognized upon shipment when delivery terms are FOB shipping point and all other revenue recognition criteria have been met. Services that the Company provides to customers consist of repairs and engineering design and development. Recognition of service revenue occurs (assuming all other revenue recognition criteria have been met) upon delivery to the customer of the repaired product. Gross shipping charges reimbursable from customers, to deliver product, are insignificant and are included in Revenues, while shipping costs are shown in Selling, General and Administrative Expenses section of the Consolidated Statement of Operations.

Reclassification

The Company has revised certain classifications within the statement of operations to more appropriately reflect as research and development costs certain expenditures associated with product development efforts that previously were reflected as cost of sales. The Company also reclassified certain reimbursed research and development costs, including costs associated with the production of prototypes, as an offset to research and development expense from revenue. In accordance with SFAS No. 154, “Accounting Changes and Error Corrections”, this change has been reflected retrospectively to all periods presented. The Company believes this better reflects the nature of certain expenditures (and reimbursements) due to the fact that the Company does not engage in any contractual arrangements to perform research and development. The effect of the reclassification had no impact on operating income, net income, the Company’s financial position or cash flows.

The table below summarizes the effect of these changes for the following periods:

	Three Months Ended December 31, 2005		Six Months Ended December 31, 2005
	Currently Reported	Before Reclassification	Currently Reported	Before Reclassification

Revenues	$519,950	$529,195	$930,382	$948,777
Gross Profit	$116,849	$42,072	$93,355	$(59,846)
Research and Development Expenses	$346,168	$269,159	$633,998	$477,270
Total Operating Expenses	$759,507	$684,730	$1,305,030	$1,151,829

	Three Months Ended December 31, 2006		Six Months Ended December 31, 2006
	Currently Reported	Before Reclassification	Currently Reported	Before Reclassification

Revenues	$470,811	$489,911	$898,436	$964,065
Gross Profit	$154,374	$98,708	$198,539	$86,938
Research and Development Expenses	$378,954	$322,069	$643,477	$529,893
Total Operating Expenses	$924,948	$869,282	$1,672,497	$1,560,896

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the likelihood of utilization of existing deferred tax assets, management has considered historical results of operations and the current operating environment. Based on this evaluation, a full valuation reserve has been provided for the deferred tax assets.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN48"). FIN 48 is an interpretation of FASB Statement No. 109. "Accounting for Income Taxes," and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is required to be adopted for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact, if any, that FIN 48 will have on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 "Fair Value Measurements", ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. FAS 157 is effective for the Company beginning July 1, 2008. The Company is currently reviewing the Statement to determine the impact and materiality of its adoption to the Company.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108"), Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, providing guidance on quantifying financial statement misstatement and implementation when first applying this guidance. Under SAB No.108, companies should evaluate a misstatement based on its impact on the current year income statement, as well as the cumulative effect of correcting such misstatements that existed in prior years still existing in the current year's ending balance sheet. SAB 108 is effective for fiscal years ending after November 15, 2006.  The Company is currently evaluating the impact, if any, that SAB No. 108 will have on its financial statements.

2.	INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

	December 31, 2006	June 30, 2006

Raw Materials	$264,969	$251,725

Work-In-Progress	169,599	114,786

Finished Goods	76,991	79,291

Total Inventories	$511,559	$445,802

3.	STOCK-BASED COMPENSATION

On July 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R) (SFAS 123(R)) “Accounting for Stock-Based Compensation”, which requires the measurement and recognition of all compensation costs for all stock based awards made to employees and the Board of Directors based upon fair value over the requisite service period for awards expected to vest. Prior to adoption, the Company accounted for stock options under the intrinsic value method set in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and provided the required pro forma disclosures prescribed by SFAS No. 123, “Accounting for Share-based Compensation”, as amended.

SFAS 123(R) requires the Company to estimate the fair value of share-based awards on the date of grant using an option pricing model. The Company adopted SFAS 123(R) using the modified prospective transition method which requires the application of the accounting standard starting July 1, 2006, the first day of Company’s fiscal year 2007. Prior period information will not be restated to reflect the fair value method of expensing share-based awards.

Stock-based compensation costs recognized for the three and six month periods ended December 31, 2006, included compensation costs for awards granted prior to, but not yet vested as of July 1, 2006 (adoption date), as well as any new grants issued after July 1, 2006. Total costs recognized during the three and six month periods ended December 31, 2006 amounted to approximately $51,000 and $109,000, respectively and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. No compensation has been capitalized because such amount would have been immaterial. There was no income tax benefit related to such compensation for the three and six months ended December 31, 2006, as the Company is currently in a loss position. Total amount of options granted during the three and six months ended December 31, 2006 were 40,000 and 265,000, respectively.

As of December 31, 2006, the unrecognized compensation costs related to options vesting will be primarily recognized over a period of approximately 5 years:

OPTIONS	2007	2008	2009	2010	2011	TOTAL
Compensation Expense	$85,578	$104,234	$84,720	$21,805	$21,805	$318,142

The Company had previously followed the disclosure-only provisions of SFAS No. 123, “Accounting for Share-based Compensation,” as amended by SFAS No. 148, “Accounting for Share-based Compensation—Transition and Disclosure”. The following table illustrates the effect on net income and earnings per share for the three and six months ended December 31, 2005 as if the Company had applied the fair value recognition provisions of SFAS No. 123 to share-based employee awards.

	Three Months Ended December 31, 2005	Six Months Ended December 31, 2005
Net loss as reported	$(636,392)	$(1,196,263)
Add: Employee compensation expense for share options included in reported net income, net of income taxes	-	-
Less: Total employee compensation expense for share options determined under the fair value method, net of income taxes	(90,397)	(197,679)
Pro forma net loss	$(726,789)	$(1,393,942)
Net loss per share:
Basic and diluted - as reported	$(0.09)	$(0.17)
Basic and diluted - pro forma	$(0.10)	$(0.20)

Upon adoption of SFAS 123(R), in accordance with Staff Accounting Bulletin No. 107, the Company selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value for the stock awards. The Black-Scholes method of valuation requires several assumptions: (1) the expected term of the stock award, (2) the expected future stock volatility over the expected term and (3) risk-free interest rate. The expected term represents the expected period of time the Company believes the options will be outstanding based on historical information. Estimates of expected future stock price volatility are based on the historic volatility of the Company’s common stock and the risk free interest rate is based on the U.S. Zero-Bond rate. The Company utilizes a forfeiture rate based on an analysis of the Company’s actual experience. The fair value of options at date of grant was estimated with the following assumptions:

	Six Months Ended
	December 31, 2006	December 31, 2005
Assumptions:
Option life	5.3 years	5.3 years
Risk-free interest rate	5.00%	4.07%
Stock volatility	108%	107%
Dividend yield	-0-	-0-
Weighted average fair value of grants	$0.27	$0.37

Stock Option and Other Compensation Plans:

Effective July 1, 2006, the Company adopted SFAS 123(R) using the modified prospective method to account for share-based payments to employees and the Company’s Board of Directors. The type of share-based payments currently utilized by the Company is stock options.

The Company has various stock option and other compensation plans for directors, officers, and employees. The Company has the following stock option plans outstanding as of December 31, 2006: Amended and Restated 1997 Incentive Plan and the 2006 Equity Incentive Plan. Vesting periods are at the discretion of the Board of Directors and typically average five years. Options under these plans are granted at fair market value and have a term of ten years from the date of grant.

The following tables summarize stock option activity during the first six months of fiscal year 2007:

	Options Outstanding
	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Life

Outstanding at June 30, 2006	2,277,583	$0.66
Grants	265,000	0.27
Exercises	—
Cancellations	(10,000)	0.55
Outstanding at December 31, 2006	2,532,583	$0.63	9.06 years

Information related to the stock options outstanding as of December 31, 2006 is as follows:

Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Exercisable Number of Shares	Exercisable Weighted-Average Exercise Price
$0.25	165,000	9.76	$0.25	60,835	$0.25
$0.30	100,000	9.65	0.30	-	0.30
$0.46	20,000	8.92	0.46	20,000	0.46
$0.55	1,313,583	9.36	0.55	553,512	0.55
$0.83	934,000	8.46	0.83	280,200	0.83
$0.25-$0.83	2,532,583	9.06	$0.61	914,547	$0.63

The aggregate intrinsic value of the Company’s “in-the-money” outstanding and exercisable options as of December 31, 2006 was $24,150 and $6,692, respectively.

On June 13, 2005 the Company issued options to purchase 934,000 shares (“Performance Options”) of common stock at an exercise price of $0.83 per share.   At the date of issuance, 30% of the options vested immediately, and the vesting of the remaining options is subject to achievement of certain financial milestones by the Company.

On May 9, 2006, the Company’s Board of Directors approved the repricing of certain stock options held by employees and certain members of the Board of Directors. The new exercise price per share of common stock subject to such options (“Repriced Options”) was set at $0.55. The new exercise price per share applies to all stock options with an original exercise price above $0.55 per share, other than an option to purchase 560,400 shares of common stock held by Joseph Forkey and an option to purchase 373,600 shares of common stock held by Richard Forkey. Approximately 382,783 options were affected in the repricing.

According to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," the Performance Options and Repriced Options were subject to variable accounting until the awards are exercised, forfeited, or expire unexercised, which includes periodic measurement of compensation expense based on the intrinsic value of the options. The compensation cost, if any, was recognized and adjusted quarterly for vested options or ratably over the vesting period for unvested options. No compensation expense related to these stock options was reflected in the net loss for the quarter ended December 31, 2005 as all options granted had an exercise price greater than the market value of the underlying common stock as of December 31, 2005. Upon the adoption of SFAS No. 123(R), these options are no longer subject to variable accounting.  Compensation related to these options is included in the amounts disclosed above for the three and six month periods ended December 31, 2006.

4.	Sale of Equipment

In June 2005 the Company received an $18,000 deposit towards the sale of equipment previously used in its discontinued telecommunications business and in July 2005 recognized the sale of this equipment for $180,000, resulting in a gain of $165,700 in the quarter ended September 30, 2005. The Company received the remaining balance of $162,000 in the quarter ended September 30, 2005.

5.	Subsequent Events

On February 1, 2007, the Company announced it had completed a private placement with institutional and other accredited investors pursuant to which it sold an aggregate of 10,000,000 shares of the Company’s common stock, par value $0.01 per share, at a price of $0.25 per share and warrants to purchase an aggregate of 10,000,000 shares of common stock at an exercise price of $0.32 per share. The closing of the private placement occurred on February 1, 2007, raising gross proceeds of $2,500,000 less customary transaction expenses, including professional fees associated with the private placement and the subsequent registration of the common stock under the Securities Act of 1933, as amended. The Company has agreed to file a registration statement with the Securities and Exchange Commission to register the resale of the shares of common stock issued and the shares of common stock issuable upon the exercise of the warrants sold in this private placement.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Precision Optics Corporation, Inc.:

We have audited the accompanying consolidated balance sheets of Precision Optics Corporation, Inc. and subsidiaries as of June 30, 2006 and 2005 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Precision Optics Corporation, Inc. and subsidiaries as of June 30, 2006 and 2005 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Vitale, Caturano and Company, Ltd.

Boston, Massachusetts
September 27, 2006 (except for notes 1(u) and 1(o) as to which the date is March 9, 2007)

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES
Consolidated Balance Sheets June 30, 2006 and 2005

ASSETS	2006	2005
Current Assets:
Cash and cash equivalents	$2,030,428	$2,171,693
Accounts receivable (net of allowance for doubtful accounts of approximately $14,550 in 2006 and 2005)	381,097	177,031
Inventories	445,802	599,619
Prepaid expenses	45,912	62,422

Total current assets	2,903,239	3,010,765

Machinery and equipment	3,513,736	3,539,205
Leasehold improvements	553,596	553,596
Furniture and fixtures	93,545	96,831
Vehicles	42,343	42,343

	4,203,220	4,231,975

Less—Accumulated depreciation and amortization	4,127,287	4,092,202

	75,933	139,773
Other Assets:
Cash surrender value of life insurance policies	13,246	16,440
Patents, net	236,115	201,627

Total other assets	249,361	218,067

	$3,228,533	$3,368,605
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$218,658	$160,593
Customer advances	-	18,000
Accrued employee compensation	227,892	208,851
Accrued professional services	90,000	74,000
Accrued warranty expense	50,000	50,000
Other accrued liabilities	2,086	7,566

Total current liabilities	588,636	519,010

Commitments (Note 2)

Stockholders’ Equity:
Common stock, $0.01 par value-
Authorized—20,000,000 shares
Issued and outstanding—15,458,212 shares at June 30, 2006 and 7,008,212 shares at June 30, 2005	154,582	70,082
Additional paid-in capital	34,729,873	32,751,598
Accumulated deficit	(32,244,558)	(29,972,085)

Total stockholders’ equity	2,639,897	2,849,595

	$3,228,533	$3,368,605

The accompanying notes are an integral part of these consolidated financial statements.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES
Consolidated Statements of Operations for the
Years Ended June 30, 2006 and 2005

	2006	2005
	(As reclassified. See Note 1.)
Revenues	$2,149,564	$1,253,850

Cost of Goods Sold	1,899,471	1,637,219

Gross profit (loss)	250,093	(383,369)

Research and Development Expenses, net	1,105,967	1,407,810

Selling, General and Administrative Expenses	1,617,721	1,857,332

Gain on Sale of Fixed Assets	(165,700)	-

Provision for Restructuring	-	89,512

Total operating expenses	2,557,988	3,354,654

Operating loss	(2,307,895)	(3,738,023)

Interest Income, net	36,334	50,574

Loss before provision for income taxes	(2,271,561)	(3,687,449)

Provision for Income Taxes	912	912

Net loss	$(2,272,473)	$(3,688,361)

Loss per Share - Basic and Diluted	($0.26)	($0.55)

Weighted Average Common Shares Outstanding - Basic and Diluted	8,768,629	6,749,003

The accompanying notes are an integral part of these consolidated financial statements .

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
for the Years Ended June 30, 2006 and 2005

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity

Balance, June 30, 2004	1,752,053	$17,521	$27,770,175	$(26,283,724)	$1,503,972

Proceeds from rights offering, net	5,256,159	52,561	4,981,423	-	5,033,984

Net loss	-	-	-	(3,688,361)	(3,688,361)

Balance, June 30, 2005	7,008,212	70,082	32,751,598	(29,972,085)	2,849,595

Proceeds from private placement, net	8,450,000	84,500	1,978,275	-	2,062,775

Net loss	-	-	-	(2,272,473)	(2,272,473)

Balance, June 30, 2006	15,458,212	$154,582	$34,729,873	$(32,244,558)	$2,639,897

The accompanying notes are an integral part of these consolidated financial statements.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows for the
Years Ended June 30, 2006 and 2005

	2006	2005

Cash Flows from Operating Activities:
Net loss	$(2,272,473)	$(3,688,361)
Adjustments to reconcile net loss to net cash used in operating activities-
Depreciation and amortization	130,110	241,966
Gain on Sale of Fixed Assets	(165,700)	-
Provision for inventory write-down	32,000	401,900
Changes in operating assets and liabilities-
Accounts receivable, net	(204,066)	(96,836)
Inventories	121,817	(83,521)
Prepaid expenses	16,510	18,224
Accounts payable	58,066	78,850
Customer advances	(18,000)	18,000
Accrued expenses	29,559	(17,875)

Net cash used in operating activities	(2,272,177)	(3,127,653)

Cash Flows from Investing Activities:
Purchases of property and equipment	(31,735)	(32,140)
Proceeds from sale of fixed assets	180,000	-
Increase in other assets	(80,128)	(64,336)

Net cash used in investing activities	68,137	(96,476)

Cash Flows from Financing Activities:
Gross proceeds from private placement	2,112,500	-
Gross proceeds from rights offering	-	5,256,159
Payment of offering costs	(49,725)	(203,597)
Net cash provided in financing activities	2,062,775	5,052,562

Net Increase (Decrease) in Cash and Cash Equivalents	(141,265)	1,828,433

Cash and Cash Equivalents, beginning of year	2,171,693	343,260

Cash and Cash Equivalents, end of year	$2,030,428	$2,171,693

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for- Income taxes	$912	$912

The accompanying notes are an integral part of these consolidated financial statements.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Nature of Business and Liquidity

Precision Optics Corporation, Inc. (the “Company”) designs, develops, manufactures and sells specialized optical systems and components and optical thin-film coatings. The Company conducts business in one industry segment only and its customers are primarily domestic. The Company’s products and services fall into two principal areas: (i) medical products for use by hospitals and physicians and (ii) advanced optical system design and development services and products used by industrial customers.

The Company has incurred significant operating losses during the last ten fiscal years. This trend was primarily the result of the loss of several significant customers, completion of several large nonrecurring government contracts, and operating losses and provision for asset impairment, restructuring, and inventory write-downs associated with the downturn in demand for optical filters used in telecommunications systems. In fiscal 1998, the Company began making significant investments in research and development and capital purchases for new products. In August 1999 and March 2000, the Company raised gross proceeds of approximately $16 million of additional cash through the issuance of common stock. In July 2004, the Company completed a rights offering to stockholders by issuing 5,256,159 shares of common stock. Net cash proceeds to the Company (after offering costs of $222,175) were $5,033,984. In April 2006 the Company completed a private placement, issuing 8,450,000 shares of common stock. Net cash proceeds to the Company (after offering costs of $49,725) were $2,062,775.

In the past five fiscal years, the Company has implemented a number of restructuring and cost saving measures in an effort to align costs with revenues and strengthen financial performance. Full-time employee headcount has been reduced from 78 at June 30, 2001 to 30 at June 30, 2006. The Company has discontinued the development and manufacturing of telecommunications products, canceled the lease on its Optical Thin Films Technology Center, and written down and/or sold certain of the property, equipment and inventories invested in its telecommunications business. As a result of these actions, the Company has incurred a provision for excess and obsolete inventory of approximately $32,000 and $401,900 for the years ended June 30, 2006, and 2005, respectively and restructuring costs of approximately $89,500 for the year ended June 30, 2005. In addition, the Company will continue its review of other expense areas to determine where additional reductions in discretionary spending can be achieved.

The Company’s current sources of liquidity consist of its cash and cash equivalents and accounts receivable. At June 30, 2006 the Company had $2,030,428 in cash and cash equivalents and $381,097 in accounts receivable.

The Company expects its recent pattern of quarter-to-quarter revenue fluctuations to continue, due to the uncertain timing of individual orders and their size in relation to total revenues. The Company remains confident in the value of its technology and expertise both in medical and surgical applications and elsewhere. In addition, despite strict controls on R&D spending, the Company continues to move forward with new products and technical innovations.

During the past year, the introduction of several new products, along with new and on-going customer relationships, has resulted in significant revenue growth. The Company believes that with continued promotion, these opportunities will continue the general trend of increasing revenues, which are required in order for the Company to achieve profitability. If these additional revenues are not achieved on a timely basis, the Company will be required and is prepared to implement further cost reduction measures, as necessary. The Company believes, based on its operating and strategic plans, that it will have sufficient funds to conduct operations through at least the next twelve months.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(b)    Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its two wholly owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.

(c)    Revenues

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 104 which establishes guidance in applying generally accepted accounting principles to revenue recognition in financial statements and was effective for the Company’s fiscal year 2004. SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the price to the buyer is fixed and determinable; and (4) collectibility is reasonably assured. The Company’s shipping terms are customarily FOB shipping point. The Company’s revenue recognition practices comply with the guidance in the bulletin.

Sales price of products and services sold is fixed and determinable after receipt and acceptance of a customer’s purchase order or properly executed sales contract, typically before any work is performed. Management reviews each customer purchase order or sales contract to determine that the work to be performed is specified and there are no unusual terms and conditions which would raise questions as to whether the sales price is fixed or determinable. The Company assesses credit worthiness of customers based upon prior history with the customer and assessment of financial condition. Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for that portion of accounts receivable considered to be uncollectible, based upon historical experience and management’s evaluation of outstanding accounts receivable at the end of the year. Bad debts are written off against the allowance when identified. The allowance for doubtful accounts at both June 30, 2006 and 2005 was $14,550.

The Company’s revenue transactions typically do not contain multiple deliverable elements for future performance obligations to customers, other than a standard one-year warranty on materials and workmanship, the estimated costs for which are provided for at the time revenue is recognized.

Revenues for industrial and medical products sold in the normal course of business are recognized upon shipment when delivery terms are FOB shipping point and all other revenue recognition criteria have been met. Services that the Company provides to customers consist of repairs and engineering design and development. Recognition of service revenue occurs (assuming all other revenue recognition criteria have been met) upon delivery to the customer of the repaired product. Service revenue represented 2.3% and 4.6% of total revenue for June 30, 2006 and 2005, respectively. Gross shipping charges reimbursable from customers, to deliver product, is included in Revenues, while shipping costs are shown in Selling, General and Administrative Expenses section of the Consolidated Statement of Operations. Shipping charges invoiced to customers were approximately $ 7,500 and $6,000 for June 30, 2006 and 2005, respectively.

(d)    Cash and Cash Equivalents

The Company includes in cash equivalents all highly liquid investments with original maturities of three months or less at the time of acquisition. Cash and cash equivalents of approximately $2,030,428 and $2,171,693 at June 30, 2006 and 2005, respectively, consist primarily of cash at banks and money market funds.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(e)    Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and include material, labor and manufacturing overhead. The components of inventories at June 30, 2006 and 2005 are as follows:

	2006	2005
Raw material	$251,725	$181,548
Work-in-progress	114,786	185,047
Finished goods	79,291	233,024

	$445,802	$599,619

The Company provides for estimated obsolescence on unmarketable inventory based upon assumptions about future demand and market conditions. If actual demand and market conditions are less favorable than those projected by management, additional inventory write downs may be required. Inventory, once written down, is not subsequently written back up, as these adjustments are considered permanent adjustments to the carrying value of the inventory.

During fiscal years 2006 and 2005, the Company recorded, in cost of goods sold, pretax non-cash provisions for slow-moving and obsolete inventories of approximately $32,000 and $401,900, respectively.

(f)   Property and Equipment

Property and equipment are recorded at cost. Maintenance and repair items are expensed as incurred. The Company provides for depreciation and amortization by charges to operations, using the straight-line and declining-balance methods, which allocate the cost of property and equipment over the following estimated useful lives:

Asset Classification	Estimated Useful Life
Machinery and equipment	2-7 years
Leasehold improvements	Shorter of lease term or estimated useful life
Furniture and fixtures	5 years
Vehicles	3 years

Amortization of assets under capital leases are included in depreciation expense. Depreciation expense was $81,276 and $171,609 for the years ended June 30, 2006 and 2005, respectively.

In July 2005, the Company sold equipment previously used in its telecommunications business for $180,000, recognizing a gain of approximately $166,000, recorded in the quarter ending September 30, 2005.

(g)    Significant Customers and Concentration of Credit Risk

Statement of Financial Accounting Standards (SFAS) No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance sheet and credit risk.

Financial instruments that subject the Company to credit risk consist primarily of cash equivalents and trade accounts receivable. The Company places its investments in highly rated financial institutions. The Company has not experienced any losses on these investments to date. At June 30, 2006, receivables from the Company’s largest customers were 30%, 15%, 12% and 11%, respectively, of the total accounts receivable. At June 30, 2005, receivables from the Company’s largest customers were 19%, 16%, and 10%, respectively, of the total accounts receivable. No other customer accounted for more than 10% of the Company’s receivables as of June 30, 2006 and 2005. The Company has not experienced any material losses related to accounts receivable from individual customers. The Company generally does not require collateral or other security as a condition of sale rather relying on credit approval, balance limitation and monitoring procedures to control credit risk of trade account financial instruments. Management believes that allowances for doubtful accounts, which are established based upon review of specific account balances and historical experience, are adequate.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Revenues from the Company’s largest customers, as a percentage of total revenues, were as follows:

	2006	2005
Customer A	18%	20%
Customer B	15	12
Customer C	15	-
All Others	52	68
	100%	100%

No other customer accounted for more than 10% of the Company’s revenues in fiscal years 2006 and 2005.

(h)    Loss per Share

The Company calculates earnings per share according to SFAS No. 128, Earnings per Share . Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. For each of the two years in the periods ended June 30, 2006 and 2005, the effect of stock options and warrants was antidilutive; therefore, they were not included in the computation of diluted loss per share. The number of shares underlying options and warrants that were excluded from the computation, as their effect would be antidilutive, was 2,277,583 and 1,320,869 during fiscal 2006 and 2005, respectively.

(i)    Stock-Based Compensation

The Company accounts for its stock-based compensation using the intrinsic value method provided for under Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees and related interpretations . Under APB No. 25 and related interpretations, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company’s stock and the amount an employee must pay to acquire the stock. Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation , (as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure ), establishes a fair-value-based method of accounting for stock-based compensation plans. The Company has adopted the disclosure-only alternative under SFAS No. 123, which requires the disclosure of the pro forma effects on net loss and net loss per share as if the fair value accounting prescribed by SFAS No. 123 had been adopted.

No stock-based employee compensation cost is reflected in consolidated results of operations for the years ended June 30, 2006 and 2005, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and net loss per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Year Ended
	2006	2005

Net loss, as reported	$(2,272,473)	$(3,688,361)
Add: Total stock-based employee compensation expense determined under fair value based method for all awards	(377,430)	(356,753)

Pro forma net loss	$(2,649,903)	$(4,045,114)

Net loss per share: As reported - basic and diluted	$(.26)	$(.55)

Pro forma - basic and diluted	$(.30)	$(.60)

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(j)    Foreign Currency Translation

The Company translates certain accounts and financial statements of its foreign subsidiary in accordance with SFAS No. 52, Foreign Currency Translation. The functional currency of the Company’s foreign subsidiary is the United States dollar. Transaction gains or losses are reflected in the accompanying consolidated statements of operations and have not been significant.

(k)    Patents

Patents are carried at cost, less accumulated amortization of approximately $453,100 and $404,300 at June 30, 2006 and 2005, respectively. Such costs are amortized using the straight-line method over the shorter of their legal or estimated useful lives, generally five to ten years. Amortization expense was $48,834 and $70,357 for the years ended June 30, 2006 and 2005, respectively. Amortization expense is expected to be approximately $47,000, $38,000, $31,000, $26,000 and $23,000, respectively for the years ending June 30, 2007 through June 30, 2011.

(l)    Financial Instruments

SFAS No. 107, Disclosure About Fair Value of Financial Instruments , requires disclosures about the fair value of financial instruments. Financial instruments consist principally of cash equivalents, accounts receivable, accounts payable, and accrued expenses. The estimated fair value of these financial instruments approximates their carrying value due to the short-term nature of these financial instruments.

(m)    Long-Lived Assets

The Company accounts for long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(n)    Warranty Costs

The Company does not incur future performance obligations in the normal course of business other than providing a standard one-year warranty on materials and workmanship to its customers. The Company provides for estimated warranty costs at the time product revenue is recognized. Warranty costs were $10,122 and $10,417 for the years ended June 30, 2006 and 2005, respectively, and have been included as a component of cost of goods sold in the accompanying consolidated statements of operations.

(o)    Research and Development

Research and development expenses are charged to operations as incurred. The Company groups development and prototype costs and related reimbursements in research and development. For the years ended June 30, 2006 and 2005, research and development expense is shown net of reimbursements of $135,129 and $95,969, respectively, in the accompanying statements of operations.

(p)    Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income , requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owners sources.

The Company’s comprehensive loss for the years ended June 30, 2006 and 2005 was equal to its net loss for the same periods.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(q)     Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the likelihood of utilization of existing deferred tax assets, management has considered historical results of operations and the current operating environment.

(r)    Segment Reporting

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions about how to allocate resources and assess performance. The Company’s chief decision-maker, as defined under SFAS No. 131, is the Chief Executive Officer. To date, the Company has viewed its operations and manages its business as principally one segment. For all periods presented, over 90% of the Company’s sales have been to customers in the United States.

(s)    Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(t)      Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment (SFAS 123R), an amendment of FASB Statements No. 123 and No. 95 , Statement of Cash Flows, which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Pro forma disclosure will no longer be an alternative. SFAS 123R is effective for the first annual period beginning after December 15, 2005 and thus, will be effective for the Company beginning with the first quarter of fiscal year 2007 (July 1, 2006). Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization for compensation cost and the transition method to be used at the date of adoption. The transition alternatives include retrospective and prospective adoption methods. Under the retrospective method, prior periods may be restated based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either for all periods presented or as of the beginning for the year of adoption.

The modified prospective method requires that compensation expense be recognized beginning with the effective date, based on the requirements of SFAS 123R, for all share-based payments granted after the effective date, and based on the requirements of SFAS 123, for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date.

The Company expects to adopt SFAS 123(R) on the effective date on a modified prospective basis without restatement of prior period. The Company has not determined the impact on its financial position or the results of operations. See Note 1 (i) for information related to the pro forma effects on the Company's reported net loss and net loss per share of applying the fair value recognition provisions of the previous SFAS 123 to stock-based employee compensation.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” an amendment of ARB No. 43, Chapter 4, “Inventory Pricing.” This standard clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and waste material (spoilage). Such abnormal expenses must be recognized in the period in which they are incurred. In addition, SFAS No. 151 requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred.

SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Having adopted SFAS No. 151, the Company has not encountered a material impact on its financial position or results of operations from this new accounting pronouncement.

In June 2006, the FASB issued Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is in the process of determining the impact of this Interpretation on its results of operations.

(u)      Reclassification

The Company has revised certain classifications within the statement of operations to more appropriately reflect as research and development costs certain expenditures associated with product development efforts that previously were reflected as cost of sales. The Company also reclassified certain reimbursed research and development costs, including costs associated with the production of prototypes, as an offset to research and development expense from revenue. In accordance with SFAS No. 154, “Accounting Changes and Error Corrections”, this change has been reflected retrospectively to all periods presented. The Company believes this better reflects the nature of certain expenditures (and reimbursements) due to the fact that the Company does not engage in any contractual arrangements to perform research and development. The effect of the reclassification had no impact on operating income, net income, the Company’s financial position or cash flows.

The table below summarizes the effect of these changes for the following periods:

	Year Ended December 31, 2006		Year Ended December 31, 2005
	Currently Reported	Previously Reported	Currently Reported	Previously Reported

Revenues	$2,149,564	$2,284,693	$1,253,850	$1,349,819
Gross Profit	$250,093	$4,062	$(383,369)	$(647,767)
Research and Development Expenses	$1,105.967	$859,936	$1,407,810	$1,143,412
Total Operating Expenses	$2,557,988	$2,311,957	$3,354,654	$3,090,256

(2)  COMMITMENTS

(a)    Related Party Transactions

The Company leases one of its facilities from a corporation owned by an officer-director-shareholder of the Company. The Company is currently a tenant-at-will, paying rent of $9,000 per month. Total rent expense paid to related parties was $108,000 in each of fiscal years 2006 and 2005, and is included in the accompanying consolidated statements of operations.

The Company paid or accrued fees to a director of $60,000 in fiscal 2006 and $24,000 in fiscal 2005 for consulting services. Another director is a former partner in a law firm that has performed legal services for the Company during fiscal 2006 and 2005 totaling approximately $136,000 and $76,400, respectively.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(b)    Operating Lease Commitments

The Company has entered into operating leases for its office space and equipment that expire at various dates through fiscal year 2008. Total future minimum rental payments under all non-cancelable operating leases are approximately $32,500 in fiscal 2007 and $6,000 thereafter.

Rent expense on operating leases, excluding the related party rent described above, was approximately $48,700 and $55,700 for the years ended June 30, 2006 and 2005, respectively.

(3)  STOCKHOLDERS’ EQUITY

(a)     Stock Options

During fiscal 1989, the stockholders approved a stock option plan (the “1989 Plan”) for key employees. The 1989 Plan, as amended, authorizes the grant of options of up to 185,000 shares of the Company’s common stock at an exercise price of not less than 100% of the fair market value per share at the date of grant. Options granted vest and are exercisable for periods determined by the Board of Directors, not to exceed 10 years from the date of grant. No shares are available for future grants under the Company’s 1989 Stock Option Plan.

During fiscal 1998, the stockholders approved an incentive plan (the “1997 Incentive Plan”), which provides eligible participants (certain employees, directors, consultants, etc.) the opportunity to receive a broad variety of equity based and cash awards. Options granted vest and are exercisable for periods determined by the Board of Directors, not to exceed 10 years from the date of grant. A total of 3,000,000 shares of common stock have been reserved for issuance under the 1997 Incentive Plan, as amended and restated in fiscal year 2006. Upon the adoption of the 1997 Incentive Plan, no new awards were granted under the 1989 Plan. At June 30, 2006, 712,438 shares of common stock were available for future grants under the 1997 Incentive Plan.

The following is a summary of transactions in the plans for the two years ended June 30, 2006:

	Number of Shares	Option Price per Share	Weighted Average Exercise Price
Options outstanding, June 30, 2004	131,953	$1.74 - 75.00	$11.79
Granted	1,206,000	$0.73 - 0.87	$0.82
Canceled	(20,418)	$8.25	$8.25
Options outstanding, June 30, 2005	1,317,535	$0.73 - 75.00	$1.79

Granted	970,800	$0.46 - 0.55	$0.55
Canceled	(10,752)	$4.20 - 23.064	$15.63

Options outstanding, June 30, 2006	2,277,583	$0.46 - 0.83	$0.66

Options exercisable, June 30, 2006	784,266	$0.46 - 0.86	$0.65

Options exercisable, June 30, 2005	450,635	$0.73 - 75.00	$3.67

 PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The following table summarizes information about stock options outstanding and exercisable at June 30, 2006:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$0.46	20,000	9.42 years	$0.46	20,000	$0.46
$0.55	1,323,583	9.87 years	$0.55	484,066	$0.55
$0.83	934,000	9.04 years	$0.83	280,200	$0.83
$0.46 - $0.83	2,277,583	9.86 years	$0.66	784,266	$ 0.65

In addition, the Company has granted options outside the plans, primarily to directors and a consultant at 100% of the fair market value per share at the date of grant. As of June 30, 2006 there were no remaining outstanding options that existed outside plans, having expired in July 2005. The weighted average remaining contractual life of the options outside the plans was .04 years as of June 30, 2005. The following is a summary of all transactions outside the plans:

	Number of Shares	Option Price per Share	Weighted Average Exercise Price

Options outstanding and exercisable, June 30, 2004	9,168	$7.78-8.25	$8.08

Canceled	(5,834)	$8.25	$8.25

Options outstanding and exercisable, June 30, 2005	3,334	$7.78	$7.78

Expired	(3,334)	$7.78	$7.78

Options outstanding and exercisable, June 30, 2006	0

The Company has computed the pro forma disclosures required under SFAS No. 123 for fiscal 2006 and 2005 using the Black-Scholes option pricing model prescribed by SFAS No. 123 (See Note 1(i)).
The assumptions used for each of the two years in the period ended June 30, 2006 are as follows:

	Year Ended
	2006	2005
Risk-free interest rates	5.0%	3.84%
Expected dividend yield	-	-
Expected lives	5.3 years	5.3 years
Expected volatility	114%	107%
Weighted average fair value of grants	$0.65	$0.65

On June 13, 2005 the Company issued options to purchase 934,000 shares (“Performance Options”) of common stock at an exercise price of $0.83 per share.   At the date of issuance, 30% of the options vested immediately, and the vesting of the remaining options is subject to achievement of certain financial milestones by the Company.

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

On May 9, 2006, the Company’s Board of Directors approved the repricing of certain stock options held by employees and certain members of the Board of Directors. The new exercise price per share of common stock subject to such options (“Repriced Options”) was set at $0.55. The new exercise price per share applies to all stock options with an original exercise price above $0.55 per share, other than an option to purchase 560,400 shares of common stock held by Joseph Forkey and an option to purchase 373,600 shares of common stock held by Richard Forkey. Approximately 382,783 options were affected in the repricing.

According to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," the Performance Options and Repriced Options are subject to variable accounting until the awards are exercised, forfeited, or expire unexercised, which includes periodic measurement of compensation expense based on the intrinsic value of the options. The compensation cost will be recognized and adjusted quarterly for vested options or ratably over the vesting period for unvested options. No compensation expense related to these stock options is reflected in the net loss for the years ended June 30, 2006 and 2005 as all options granted had an exercise price greater than the market value of the underlying common stock as of June 30, 2006 and 2005.  As long as the options remain outstanding, the compensation adjustment remains subject to ongoing quarterly adjustments based on changes in the market price of the Company's common stock.

(b)   Rights Offering

In July 2004, the Company completed a rights offering to stockholders of record on June 7, 2004 by issuing 5,256,159 shares of common stock at a price of $1.00 per share. Net cash proceeds to the Company (after offering costs of $222,175) were $5,033,984.

(c)   Sale of Stock

In April 2006 the Company completed a private placement, issuing 8,450,000 shares of common stock. Net cash proceeds (after offering costs of $49,725) to the Company were $2,062,775.

(4)  INCOME TAXES

The provision for income taxes in the accompanying consolidated statements of operations consists of the minimum statutory state income tax liability of $912 for each of the two years ended June 30, 2006 and 2005.

A reconciliation of the federal statutory rate to the Company’s effective tax rate for the two years ended June 30 is as follows:

	2006	2005
Income tax benefit at federal statutory rate	(34.0)%	(34.0)%

Increase (decrease) in tax resulting from-
State taxes, net of federal benefit	(6.0)	(6.0)
Change in valuation allowance, net of NOL expirations	(587.9)	27.9
Expiration of state net operating loss carry forwards	-	11.6
Impact of Change in Control Limitations	627.3	-
Nondeductible items	0.6	2.3
Tax credits	-	-
Other	-	(1.8)

Effective tax rate	0.0%	0.0%

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The components of deferred tax assets and liabilities at June 30, 2006 and 2005 are approximately as follows:

	2006	2005
Deferred tax assets:
Net operating loss carryforwards	$343,000	$9,746,000
Tax credit carryforwards	-	567,000
Reserves and accruals not yet deducted for tax purposes	18,000	3,870,000
Total deferred tax assets	361,000	14,183,000
Valuation allowance	(361,000)	(12,972,000)
Subtotal	0	1,211,000
Deferred tax liabilities:	-
Accumulated depreciation		(1,211,000)

Net deferred taxes	$-	$-

The Company has provided a valuation allowance to reduce the net deferred tax asset to an amount the Company believes is “more likely than not” to be realized. The valuation allowance decreased in fiscal 2006 by approximately $12,622,000. Pursuant to the Tax Reform Act of 1986, the utilization of net operating loss carryforwards and other tax benefits are subject to an annual limitation if a cumulative change of ownership of more than 50% occurs over a three-year period. As a result of the 2006 private placement of the Company’s common stock, the Company has triggered significant limitations on the utilization of those tax attributes. The limitation will allow the use of the value of approximately $18,000 of Federal carryforward losses annually for the next twenty years, and the same amount for state purposes for 15 years. The impact of this limitation has been reflected in the current year’s tax provision, and has also caused the significant reduction in the valuation allowance necessary. In addition, the company has incurred losses of $505,000 since the change in control that are not subject to those limitations and will be available for Federal purposes until 2026 and until 2011 for state purposes.

(5)   PROVISION FOR RESTRUCTURING

For the period ended June 30, 2006, the Company had no provision for restructuring charges. In June 2005, the Company reduced its full-time workforce by approximately 3%, or one employee. As a result of this action, the Company recorded a pretax charge to earnings in the quarter ended June 30, 2005 of $89,512 for employee severance benefits.

The following table sets forth the rollforward of provisions and cash payments associated with the restructuring reserve:

Reserve For Employee Severance

Reserve Balance, June 30, 2004	$-
Total Provision	89,512
Cash Payments	(84,501)
Reserve Balance, June 30, 2005	5,011
Total Provision	-
Cash Payments	(5,011)

Reserve Balance, June 30, 2006	$-

PRECISION OPTICS CORPORATION, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(6)       PROVISION FOR INVENTORY WRITE-DOWN

The Company determined that certain inventories of telecommunications and medical products would not be sold within the Company’s business cycle or the products’ life cycle. Consequently, the Company recorded, in cost of goods sold, a provision for excess and obsolete inventory of approximately $32,000 and $401,900 during the years ended June 30, 2006 and 2005, respectively.

(7)       PROFIT SHARING PLAN

The Company has a defined contribution 401K profit sharing plan. Employer profit sharing and matching contributions to the plan are discretionary. No employer profit sharing contributions were made to the plan in fiscal years 2006 and 2005. Employer matching contributions to the plan amounted to $29,203 and $35,310 for fiscal years 2006 and 2005, respectively.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.

Precision Optics Corporation, Inc.

20,000,000 Shares of
Common Stock

PROSPECTUS

____________ , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

We are organized under the laws of The Commonwealth of Massachusetts. The Massachusetts Business Corporation Law provides that indemnification of directors, officers, employees, and other agents of another organization, or who serve at its request in any capacity with respect to any employee benefit plan, may be provided by the corporation to whatever extent specified in its charter documents or votes adopted by its shareholders, except that no indemnification may be provided for any person with respect to any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation. Under Massachusetts law, a corporation can purchase and maintain insurance on behalf of any person against any liability incurred as a director, officer, employee, agent, or person serving at the request of the corporation as a director, officer, employee, or other agent of another organization or with respect to any employee benefit plan, in his capacity as such, whether or not the corporation would have power to itself indemnify him against such liability.

Our Restated Articles of Organization, as amended to date, provide that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Massachusetts Business Corporation Law as in effect at the time such liability is determined. The By-Laws provide that we shall indemnify our directors and officers to the full extent permitted by the laws of The Commonwealth of Massachusetts. In addition, the Company holds a Directors and Officer Liability and Corporate Indemnification Policy.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses of the sale and distribution of the securities being registered, all of which are being borne by us. All of the amounts shown are estimates except for the fee payable to the Commission.

Securities and Exchange Commission registration fee	$276
Printing and engraving expenses	5,000
Accountant’s fees and expenses	20,000
Legal fees and expenses	40,000
Miscellaneous expenses	1,724

Total	$67,000

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

On February 1, 2007, we offered and sold 10,000,000 shares of common stock and warrants to purchase an aggregate of 10,000,000 shares of common stock to certain institutional and other accredited investors without registration under the Securities Act, or state securities laws, in reliance on the exemptions provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder and in reliance on similar exemptions under applicable state laws, which resulted in gross proceeds to us of $2,500,000.

ITEM 27. EXHIBITS

The following is a list of exhibits filed as part of this registration statement.

Exhibit Number	Description

3.1	Articles of Organization of Precision Optics Corporation, Inc., as amended and corrected. *

3.2	By-laws of Precision Optics Corporation, Inc.(1)

4.1	Specimen Common Stock Certificate. (2)

4.2
Registration Rights Agreement dated as of February 1, 2007 by and among the Company, Special Situations Fund III QP, L.P., Special Situations Private Equity Fund, L.P., LaPlace Group LLC, Joel Pitlor and Arnold Schumsky. (3)

4.3	Form of Warrant. (3)

5.1	Opinion of Ropes & Gray LLP.*

10.1	Precision Optics Corporation, Inc. 1989 Stock Option Plan amended to date. (4)

10.2	Three separate life insurance policies on the life of Richard E. Forkey. (2)

10.3	Amended and Restated Precision Optics Corporation, Inc. 1997 Incentive Plan. (5)

10.4	Form of Purchase Agreement. (6)

10.5	2006 Equity Incentive Plan. (7)

10.6
Purchase Agreement dated as of February 1, 2007 by and among the Company, Special Situations Fund III QP, L.P., Special Situations Private Equity Fund, L.P., LaPlace Group LLC, Joel Pitlor and Arnold Schumsky. (3)

21.1	Subsidiaries of Precision Optics Corporation, Inc. (8)

23.1	Consent of Ropes & Gray LLP. (included in Opinion filed as Exhibit 5.1)*

23.2	Consent of Vitale, Caturano & Company, Ltd.*

24.1	Power of Attorney. (included on the signature page of this registration statement)*
_________________________

*   Filed herewith

(1)	Incorporated herein by reference to the Company’s 1991 Annual Report on Form 10-KSB (No. 001-10647).
(2)	Incorporated herein by reference to the Company’s Registration Statement on Form S-18 (No. 33-36710-B).
(3)	Incorporated herein by reference to the Company’s Current Report on Form 8-K filed on February 2, 2007 (No. 001-10647).
(4)	Incorporated herein by reference to the Company’s 1994 Annual Report on Form 10-KSB (No. 001-10647).
(5)	Incorporated herein by reference to the Company’s Current Report on Form 8-K filed on November 30, 2004 (No. 001-10647).
(6)	Incorporated by reference from the Company’s Current Report on Form 8-K filed on April 19, 2006. (No. 001-10647).
(7)	Incorporated by reference from the Company’s Current Report on Form 8-K filed on December 4, 2006 (No. 001-10647).
(8)	Incorporated herein by reference to the Company’s 1996 Annual Report on Form 10-KSB (No. 001-10647).

ITEM 28. UNDERTAKINGS

a.   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the provisions set forth in Item 24 above, or otherwise, the small business issuer has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

b.   The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

b.   To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

c.   To include any additional or changed material information on the plan of distribution;

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and has duly caused this registration statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardner, The Commonwealth of Massachusetts, on March 16, 2007.

Precision Optics Corporation, Inc.

By:	/s/ Richard E. Forkey
Richard E. Forkey Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Richard E. Forkey and Joseph N. Forkey, and each of them singly, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form SB-2 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form SB-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Richard E. Forkey	Chairman of the Board, Director, President, Treasurer and Chief Executive Officer (Principal Executive Officer)	March 16, 2007
Richard E. Forkey

/s/ Michael T. Pieniazek	Chief Financial Officer and Clerk (Principal Financial Officer and Principal Accounting Officer)	March 16, 2007
Michael T. Pieniazek

/s/ Joseph N. Forkey	Director, Executive Vice President and Chief Scientific Officer	March16, 2007
Joseph N. Forkey

/s/ Edward A. Benjamin	Director	March 16, 2007
Edward A. Benjamin

/s/ Donald A. Major	Director	March 16, 2007
Donald A. Major

/s/ Richard Miles	Director	March 16, 2007
Richard Miles

/s/ Joel R. Pitlor	Director	March 16, 2007
Joel R. Pitlor

EXHIBIT INDEX

Exhibit Number	Description

3.1	Articles of Organization of Precision Optics Corporation, Inc., as amended and corrected. *

3.2	By-laws of Precision Optics Corporation, Inc.(1)

4.1	Specimen Common Stock Certificate.(2)

4.2
Registration Rights Agreement dated as of February 1, 2007 by and among the Company, Special Situations Fund III QP, L.P., Special Situations Private Equity Fund, L.P., LaPlace Group LLC, Joel Pitlor and Arnold Schumsky.(3)

4.3	Form of Warrant.(3)

5.1	Opinion of Ropes & Gray LLP.*

10.1	Precision Optics Corporation, Inc. 1989 Stock Option Plan amended to date.(4)

10.2	Three separate life insurance policies on the life of Richard E. Forkey.(2)

10.3	Amended and Restated Precision Optics Corporation, Inc. 1997 Incentive Plan.(5)

10.4	Form of Purchase Agreement.(6)

10.5	2006 Equity Incentive Plan.(7)

10.6
Purchase Agreement dated as of February 1, 2007 by and among the Company, Special Situations Fund III QP, L.P., Special Situations Private Equity Fund, L.P., LaPlace Group LLC, Joel Pitlor and Arnold Schumsky.(3)

21.1	Subsidiaries of Precision Optics Corporation, Inc.(8)

23.1	Consent of Ropes & Gray LLP. (included in Opinion filed as Exhibit 5.1)*

23.2	Consent of Vitale, Caturano & Company, Ltd.*

24.1	Power of Attorney. (included on the signature page of this registration statement)*
______________________

*   Filed herewith

(1)	Incorporated herein by reference to the Company’s 1991 Annual Report on Form 10-KSB (No. 001-10647).
(2)	Incorporated herein by reference to the Company’s Registration Statement on Form S-18 (No. 33-36710-B).
(3)	Incorporated herein by reference to the Company’s Current Report on Form 8-K filed on February 2, 2007 (No. 001-10647).
(4)	Incorporated herein by reference to the Company’s 1994 Annual Report on Form 10-KSB (No. 001-10647).
(5)	Incorporated herein by reference to the Company’s Current Report on Form 8-K filed on November 30, 2004 (No. 001-10647).
(6)	Incorporated by reference from the Company’s Current Report on Form 8-K filed on April 19, 2006. (No. 001-10647).
(7)	Incorporated by reference from the Company’s Current Report on Form 8-K filed on December 4, 2006 (No. 001-10647).
(8)	Incorporated herein by reference to the Company’s 1996 Annual Report on Form 10-KSB (No. 001-10647).